2010 Annual Report

100 COMMUNITY BANKING YEARS STRONG

NorthWest Indiana BANCORP

2010 Annual Report

David A. Bochnowski Chairman and Chief Executive Officer

Dear Shareholder,

2010 was an exciting and at the same time challenging year for the NorthWest Indiana Bancorp: exciting because we celebrated the 100th year of our tradition of community banking; and challenging because of the continuing effects of the Great Recession that has gripped our nation’s economy. On behalf of your Board of Directors and our entire team of dedicated employees, I am pleased to report to you the results of our operations during the last year.

2010 Earnings Double Over the Prior Year

With a strong management team, dedicated community bank employees, strong core earnings, capital, and efficient banking operations, the Bancorp continues to generate operating profits that outpace industry performance.

Despite the worst recession in modern times, the Bancorp reported income of $5.2 million in 2010, a 108.2% increase over the prior year. In the midst of this economically challenged environment, we continue to pay dividends and build shareholder value.

Our key financial ratios proved superior to our community banking peers with our return on assets at 0.77% and our return on equity at 9.03%. The Bancorp’s earnings per share were $1.83 for the year which was also more than twice the $0.88 reported for 2009.  Again in 2010, US Banker magazine recognized the Bancorp as one of the Top 200 Community Banks in America.

100 Years Strong

Since 1910, Peoples Bank, our operating subsidiary, has been honored to serve the residents and businesses of Northwest Indiana. From our humble beginnings a century ago, the Bank has grown in stature and reputation to play a major role in the communities we serve. The Bank has weathered many economic storms throughout our history and each time has emerged stronger than before.

The solid values and culture that form the cornerstone of the Bank have remained steadfast for over four generations. Fair and honest dealings have been critical to the success of the enterprise along with an unwavering commitment to consumer and small business needs in our communities. As a result, we have enjoyed the good will and loyalty of our customers, neighbors, community leaders and businesses in Lake and Porter counties.

Economy and Operating Environment

Nationally, signs that the Great Recession was waning began to emerge in the latter part of the year, but unemployment remained stubbornly high. Likewise, consumer confidence showed signs of improvement but households and small businesses continued to close their wallets to new spending and business expansion. Asset values for home and commercial real estate remained in decline as deleveraging impacted the balance sheets of individuals and corporations.

The local economy remained in the doldrums, although promising signs of future activity were seen in rising steel production, modest improvement in employment, and an increase in the number of mortgages tied to first time home buyers as well as empty nester home sales. The Bank’s consumer, home mortgage, and commercial loan officers diligently pursued credit worthy borrowers but were hampered in their endeavors by a lack of consumer confidence in today’s economy. One bright spot in our effort was a modest refinancing boom by home owners who took advantage of low interest rates to reduce their monthly mortgage payments.

In the wake of the stress of the world wide economic slowdown, bank supervisors both in America and abroad signaled the coming of new capital standards for the world’s banking system.  The proposed standards require banks, including our nation’s community banks, to hold more capital on their balance sheets as an offset to economic fluctuations. Your company took a proactive stance to these coming changes by taking prudent action to increase capital.

Performance Strategy

The Bancorp’s superior operating results reflect the underlying strength of the Bancorp’s financial and operating performance. The Bank has strong management dedicated to building shareholder, stakeholder, and community value through the utilization of key banking principles.

Our performance has been driven by banking fundamentals and focuses on maintaining strong core earnings, a strong capital position, asset quality, operating efficiency, diversified sources of income from banking operations, and smart growth. We prudently manage the resources entrusted to us by our customers with an outcome that provides sustainable earnings that fund our operations, permit capital growth, and establish reserves for troubled assets in these challenging times.

Core Earnings

The Bank’s operating strategy centers on our net interest margin, the difference between interest earned on loans and investments and payments on deposits and borrowings. For 2010, this measure of core earnings on a tax equivalent basis averaged 4.25%, a remarkable result of our core funding strategy. The Bank continues to be strategically positioned with core funding as the driver of profitability.

We define core accounts as savings, checking, and money market accounts and these three measures combine to provide 61.9% of our total deposit base. At the same time we continue to avoid dependence on non-core funding products like high rate certificates of deposit, deposits brokered through Wall Street investment bankers, and significant borrowings in our liability base.

Although management does not rely on predictions regarding the direction of interest rates, many experts have noted that the current low interest rate policy designed to stimulate the economy cannot be sustained over the longer term. Current monetary policy has driven home loan rates to historic lows with risk to bank earnings should those low rate loans remain on the books when interest rates begin to rise. To mitigate this risk, the Bank sold $41.4 million of fixed rate home mortgage loans into the secondary mortgage market during 2010.

Capital

The Bancorp and our operating subsidiary, Peoples Bank, continue to be well capitalized under applicable federal banking regulations. Our capital strength exceeds all regulatory requirements with the Bancorp’s and Bank’s Tier 1 capital ratio at 8.5% and Total Risk Based Capital for the Bancorp at 12.9% with the Bank’s Total Risk Based Capital at 12.8% at the end of 2010.

During the year, balance sheet strategies were utilized to strengthen our capital ratios through the prudent sale of loans and investments. Our asset base was reduced without damaging our net interest margin as excess liquidity migrated from our balance sheet.  In addition, the Board of Directors reduced our dividend to build our capital and preserve the long term capital strength of your company in a changing environment that demands higher levels of capital.

Asset Quality

Asset quality on loans originated by the Bank remained relatively stable throughout the year despite the high unemployment in our primary market territory.  Overall, non-performing loans totaled $24.1 million at year end compared to $18.6 million at the end of 2009.   The Bank’s non-performing loans are primarily concentrated in five geographically diverse commercial real estate participation loans purchased from other originators prior to the current recession in the period from 2005 through 2007.

The weakness in loan participations does not reflect systemic weakness in our total loans.   The Bank’s loan portfolio is well diversified with loan participations comprising only 6.9% of total loans. Management constantly reviews the value of the underlying asset of each participation, utilizing current appraisals to determine current value of each credit facility, the cash flows from each enterprise, and the value added through personal guarantees and financial support of the borrower.

Reserves for potential losses on our loan portfolio are held in our Allowance for Loan Losses (ALL). At year-end, the ALL to total loans was 2.18% compared to 1.33% at the end of 2009.  Provisions to the ALL for 2010 were $5.6 million compared to $8.5 million in the prior year.   Charge-offs net of recoveries were $2.6 million in 2010 compared to $7.1 million in 2009. The ALL includes $2.8 million of specific reserves for collateral deficiencies, including those associated with the Bank’s participation loans. Management believes that the Bank is adequately reserved for potential losses in our loan portfolio including our participation loans.

Operating Efficiency

Like our shareholders, management recognizes the need to keep tight control on spending especially in the current economy. A key indicator of cost control is measured by a bank’s efficiency ratio, a percentage found by dividing total expenses by all sources of income. Many analysts concur that for a bank our size a ratio near 60% indicates strong cost control. For 2010, the Bancorp reported an efficiency ratio of 62.6% compared to the 64.7% reported last year, with the decline reflecting enhanced cost control and a superior position to 2009.

Banking Operations

Income from banking operations including Wealth Management, the sale of loans, and gains taken on investments provide a valuable source of income that contributes to our bottom line.   Our Wealth Management Group’s growing reputation for personal service and investment performance has resulted in increased penetration of its target market with positive results. Assets under management at year-end totaled $238.5 million, an increase of $15.8 million over the prior year. As a result, Wealth Management income for the year totaled $1.2 million, an increase of 24.9% over the prior year.

Opportunities for gain on the sale of loans and investments were also taken advantage of during the year. Income from loan sales totaled $1.3 million, an increase of 10.9% over the prior year. These sales had the effect of decreasing the Bank’s exposure to interest rate risk as long term fixed rate loans were taken off our balance sheet. The sale of investment securities totaled $913 thousand, an increase of 24.1% over the prior year. These transactions enabled the Bank to manage cash flows from securities to shorten portfolio duration, reduce exposure to interest rate risk, and strengthen the Bank’s capital position.

Banking on Our Future

At the beginning of 2011, the Bank entered into the one hundred and first year of our tradition of community banking. We have succeeded for more than a century because of the culture of prudent banking that has endured through four generations of the Bank’s directors, senior managers and team members. We will continue to serve our customers with our commitment to putting customers first with our unique brand of “You First Banking” that has garnered a faithful consumer and small business customer base.

The Bank plans to continue to extend our footprint throughout our trade territory with additional offices. We learn each day that it becomes more and more important to know our customers and understand how and where they want to do their banking. Continuing to know our customers on a personal level is important for two reasons: customer demand shapes our product and service offerings; and in this age of technology, that knowledge helps to foster effective interactive communication.

By understanding how, when, and where our customers want to manage their money and their financial needs, we look to ways to structure and design our product and service lines to complement their behaviors and changing life styles. The Bank has and will continue to anticipate and respond to the on-going shift in consumer preferences as demonstrated by our dynamic menu of electronic banking services, You First checking with customizing features to choose from, or our online behavior-based e-Vantage checking account for paperless checking that appeals to a growing base of technology-driven customers.

Banking behaviors continue to move beyond traditional bricks and mortar and your company intends to be well positioned to continue to deliver products and services that are relevant and meet customer needs. This is the essence of You First Banking that has endured for more than 100 years.

Just as banking preferences have transformed over the last century, the ways in which information is received continues to change. In order to reach out to our customers and stay connected, we continue to evaluate our current methods of communication for effectiveness. Recognizing that the popularity and usage of electronic communication has taken off so dramatically, we continue to explore different outlets of communication including social media, email, and text alerts.

As the Bank continues to grow, our efforts will remain focused on building value for our shareholders and community. Whether our outreach is through new locations or electronic banking, we will continue to stay true to our long standing belief that banking is driven by relationships and not just transactions.

On behalf of the Bancorp’s directors, management and team of dedicated employees, allow me to express my sincere thanks for the relationship we have with you…our shareholders. Despite the fact that in the current business cycle the financial markets have not reflected the soundness of our performance, you have stood with us through the challenges of the current economy and have not wavered from your steadfast support for the Bancorp. Your company pledges to utilize the strong earnings of this year as a platform to continue to build long term shareholder value.

If you have any questions about the Bancorp, please feel free to contact me at 219-853-7575 or by email at dbochnowski@ibankpeoples.com.

Sincerely,

David A. Bochnowski
Chairman and Chief Executive Officer

Financial Highlights

Total Assets
in millions

$619.0
$628.7
$664.7
$661.8
$631.1
2006
2007
2008
2009
2010

Total Loans
in millions

$471.7
$468.5
$489.5
$458.2
$418.2
2006
2007
2008
2009
2010

Total Deposits
in millions

$512.9
$493.4
$528.1
$540.5
$520.3
2006
2007
2008
2009
2010

Net Income
in thousands

$6,475
$5,589
$5,930
$2,488
$5,179
2006
2007
2008
2009
2010

Net Interest Income
in thousands

$19,241
$17,886
$22,234
$23,348
$25,097
2006
2007
2008
2009
2010

Noninterest Income
in thousands

$4,219
$4,431
$4,528
$5,602
$5,790
2006
2007
2008
2009
2010

Return on Assets

1.04%
0.91%
0.91%
0.37%
0.77%
2006
2007
2008
2009
2010

Return on Equity

13.42%
10.78%
10.96%
4.55%
9.03%
2006
2007
2008
2009
2010

Efficiency Ratio

60.92%
65.08%
63.52%
64.72%
62.69%
2006
2007
2008
2009
2010

Selected Consolidated Financial Data

in thousands of dollars, except per share data

Fiscal Year Ended	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2010	2009	2008	2007	2006	2005
Statement of Income:
Total interest income	$30,086	$32,189	$35,167	$35,768	$34,979	$30,024
Total interest expense	4,989	8,841	12,933	17,882	15,738	9,758
Net interest income	25,097	23,348	22,234	17,886	19,241	20,266
Provision for loan losses	5,570	8,540	2,388	552	15	245
Net interest income after
provision for loan losses	19,527	14,808	19,846	17,334	19,226	20,021
Noninterest income	5,790	5,602	4,528	4,431	4,219	3,540
Noninterest expense	19,341	18,735	16,999	14,525	14,296	13,771
Net noninterest expense	13,551	13,133	12,471	10,094	10,077	10,231
Income tax expenses/(benefit)	797	(813)	1,445	1,651	2,674	3,118
Net income	$5,179	$2,488	$5,930	$5,589	$6,475	$6,672
Basic earnings
per common share	$1.83	$0.88	$2.11	$1.99	$2.32	$2.40
Diluted earnings
per common share	$1.83	$0.88	$2.10	$1.98	$2.30	$2.37
Cash dividends declared
per common share	$0.72	$1.21	$1.44	$1.44	$1.40	$1.32

	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2010	2009	2008	2007	2006	2005
Balance Sheet:
Total assets	$631,053	$661,806	$664,732	$628,718	$618,982	$627,439
Loans receivable	418,233	458,245	489,509	468,459	471,716	469,043
Investment securities	160,452	144,333	126,722	114,644	99,012	90,093
Deposits	520,271	540,527	528,148	493,384	512,931	525,731
Borrowed funds	48,618	63,022	74,795	76,930	51,501	51,152
Total stockholders’ equity	56,089	53,078	52,773	52,733	50,010	46,433

	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2010	2009	2008	2007	2006	2005
Interest Rate Spread During Period:
Average effective yield on loans
and investment securities	4.84%	5.16%	5.78%	6.21%	6.02%	5.50%
Average effective cost of deposits
and borrowings	0.82%	1.45%	2.19%	3.18%	2.77%	1.82%
Interest rate spread	4.02%	3.71%	3.59%	3.03%	3.25%	3.68%
Net interest margin	4.04%	3.74%	3.65%	3.10%	3.31%	3.71%
Return on average assets	0.77%	0.37%	0.91%	0.91%	1.04%	1.14%
Return on average equity	9.03%	4.55%	10.96%	10.78%	13.42%	14.67%

	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2010	2009	2008	2007	2006	2005
Total capital to risk-weighted assets	12.9%	11.5%	12.0%	12.0%	12.0%	11.6%
Tier 1 capital to risk-weighted assets	11.7%	10.3%	10.8%	11.0%	11.1%	10.7%
Tier 1 capital to adjusted average assets	8.5%	7.8%	8.2%	8.3%	8.0%	7.9%
Allowance for loan losses to total loans	2.18%	1.33%	1.19%	0.98%	0.90%	0.89%
Allowance for loan losses to non-performing loans	42.26%	32.93%	46.97%	53.16%	153.95%	198.00%
Non-performing loans to total loans	5.77%	4.05%	2.54%	1.84%	0.58%	0.45%
Total loan accounts	4,594	4,846	5,193	5,268	5,392	5,422
Total deposit accounts	28,912	32,616	33,692	30,760	32,435	33,963
Total Banking Centers (all full service)	12	11	10	9	8	8

December 31,	December 31,	December 31,	December 31,
2004	2003	2002	2001

$26,614	$26,357	$27,781	$28,425
6,858	7,521	10,107	13,222
19,756	18,836	17,674	15,203
385	420	720	230

19,371	18,416	16,954	14,973
3,312	2,968	2,675	2,402
13,174	12,037	10,859	9,911
9,862	9,069	8,184	7,509
3,219	3,411	3,277	2,754
$6,290	$5,936	$5,493	$4,710
$2.28	$2.16	$2.01	$1.73
$2.24	$2.13	$1.99	$1.71
$1.24	$1.20	$1.12	$1.04

December 31,	December 31,	December 31,	December 31,
2004	2003	2002	2001

$557,393	$508,775	$488,002	$440,710
433,790	409,808	380,428	342,642
79,979	63,733	56,571	67,260
451,573	421,640	406,673	355,215
57,201	40,895	36,065	44,989
44,097	41,554	39,148	35,882

December 31,	December 31,	December 31,	December 31,
2004	2003	2002	2001

5.31%	5.65%	6.26%	7.29%
1.40%	1.67%	2.38%	3.55%
3.91%	3.98%	3.88%	3.74%
3.94%	4.04%	3.99%	3.90%
1.17%	1.20%	1.18%	1.15%
14.64%	14.65%	14.58%	13.49%

December 31,	December 31,	December 31,	December 31,
2004	2003	2002	2001
12.2%	12.5%	13.1%	13.6%
11.2%	11.5%	11.9%	12.5%
8.0%	8.0%	7.6%	8.3%
0.90%	0.92%	0.96%	0.92%
371.00%	220.31%	152.43%	108.64%
0.24%	0.42%	0.63%	0.85%
5,370	5,213	5,049	4,964
32,866	32,502	31,385	30,433
8	8	8	8

Business

NorthWest Indiana Bancorp (the Bancorp) is a bank holding company registered with the Board of Governors of the Federal Reserve System. Peoples Bank (the Bank), an Indiana bank, is a wholly owned subsidiary of the Bancorp. The Bancorp has no other business activity other than being the holding company for the Bank.

The Bancorp conducts business from its Corporate Center in Munster and its twelve full-service offices located in Crown Point, Dyer, East Chicago, Gary, Hammond, Hobart, Merrillville, Munster, St. John, Schererville, and Valparaiso, Indiana. The Bancorp is primarily engaged in the business of attracting deposits from the general public and the origination of loans secured by single family residences and commercial real estate, as well as, construction loans, various types of consumer loans and commercial business loans, and loans to local municipalities. In addition, the Bancorp's Wealth Management Group provides estate and retirement planning, guardianships, land trusts, profit sharing and 401(k) retirement plans, IRA and Keogh accounts, and investment agency accounts. The Wealth Management Group may also serve as the personal representative of estates and act as trustee for revocable and irrevocable trusts.

The Bancorp's common stock is traded in the over the counter market and is quoted on the OTC Bulletin Board. On January 31, 2011, the Bancorp had 2,828,977 shares of common stock outstanding and 413 stockholders of record. This does not reflect the number of persons or entities who may hold their stock in nominee or “street” name through brokerage firms.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

The Bancorp's earnings are dependent upon the earnings of the Bank. The Bank's earnings are primarily dependent upon net interest margin. The net interest margin is the difference between interest income earned on loans and investments and interest expense paid on deposits and borrowings stated as a percentage of average interest earning assets. The net interest margin is perhaps the clearest indicator of a financial institution's ability to generate core earnings. Fees and service charges, wealth management operations income, gains and losses from the sale of assets, provisions for loan losses, income taxes and operating expenses also affect the Bancorp's profitability.

A summary of the Bancorp’s significant accounting policies is detailed in Note 1 to the Bancorp’s consolidated financial statements included in this report. The preparation of our financial statements requires management to make estimates and assumptions that affect our financial condition and operating results. Actual results could differ from those estimates. Estimates associated with the allowance for loan losses, fair values of foreclosed real estate, financial instruments and status of contingencies are particularly susceptible to material change in the near term as further information becomes available and future events occur.

At December 31, 2010, the Bancorp had total assets of $631.1 million and total deposits of $520.3 million. The Bancorp's deposit accounts are insured up to applicable limits by the Deposit Insurance Fund (DIF) that is administered by the Federal Deposit Insurance Corporation (FDIC), an agency of the federal government. At December 31, 2010, stockholders' equity totaled $56.1 million, with book value per share at $19.84. Net income for 2010 was $5.2 million, or $1.83 basic and diluted earnings per common share. The return on average assets was 0.77%, while the return on average stockholders’ equity was 9.03%.

Recent Developments

The Current Economic Environment. We continue to operate in a challenging and uncertain economic environment, including generally uncertain national conditions and local conditions in our markets. While overall economic activity appears to have stabilized to pre-recession levels, the growth rate is slow and national and regional unemployment rates remain at elevated levels not experienced in several decades. The risks associated with our business remain acute in periods of slow economic growth and high unemployment. Moreover, financial institutions continue to be affected by sharp declines in the real estate market and constrained financial markets. While we are continuing to take steps to decrease and limit our exposure to problem loans, we nonetheless retain direct exposure to the residential and commercial real estate markets, and we are affected by these events.

Our loan portfolio includes residential mortgage loans, construction loans, and commercial real estate loans.  Continued declines in real estate values, home sales volumes and financial stress on borrowers as a result of the uncertain economic environment, including job losses, could have an adverse effect on our borrowers or their customers, which could adversely affect our financial condition and results of operations. In addition, the current level of low economic growth on a national scale, the occurrence of another national recession, or further deterioration in local economic conditions in our markets could drive loan losses beyond that which are provided for in our allowance for loan losses and result in the following other consequences: increases in loan delinquencies; problem assets and foreclosures may increase; demand for our products and services may decline; deposits may decrease, which would adversely impact our liquidity position; and collateral for our loans, especially real estate, may decline in value, in turn reducing customers’ borrowing power, and reducing the value of assets and collateral associated with our existing loans.

Impact of Recent and Future Legislation. Over the last 30 months, Congress and the U.S. Department of the Treasury (“Treasury”) have  adopted legislation and taken actions to address the disruptions in the financial system and declines in the housing market, including the passage and implementation of the Emergency Economic Stabilization Act of 2008 (“EESA”), the Troubled Asset Relief Program (“TARP”), and the American Recovery and Reinvestment Act of 2009 (“ARRA”). In addition, on July 21, 2010, President Obama signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), which significantly changes the regulation of financial institutions and the financial services industry.

The Dodd-Frank Act includes provisions affecting large and small financial institutions alike, including several provisions that will profoundly affect how community banks, thrifts, and small bank and thrift holding companies, such as the Bancorp, will be regulated in the future. Among other things, these provisions abolish the Office of Thrift Supervision and transfer its functions to the other federal banking agencies, relax rules regarding interstate branching, allow financial institutions to pay interest on business checking accounts, change the scope of federal deposit insurance coverage, and impose new capital requirements on bank and thrift holding companies. The Dodd-Frank Act also establishes the Bureau of Consumer Financial Protection as an independent entity within the FRB, which will be given the authority to promulgate consumer protection regulations applicable to all entities offering consumer financial services or products, including banks. Additionally, the Dodd-Frank Act includes a series of provisions covering mortgage loan origination standards affecting, among other things, originator compensation, minimum repayment standards, and pre-payments. Moreover, the Dodd-Frank Act requires public companies like the Bancorp to hold shareholder advisory “say-on-pay” votes on executive compensation at least once every three years and submit related proposals to a vote of shareholders. However, the SEC has provided a temporary exemption for smaller reporting companies, such as the Bancorp, from the requirement to hold “say-on-pay” votes until the first annual or other shareholder meeting occurring on or after January 21, 2013. The Dodd-Frank Act contains numerous other provisions affecting financial institutions of all types, many of which may have an impact on the operating environment of the Bancorp in substantial and unpredictable ways.

Consequently, the Dodd-Frank Act is likely to affect our cost of doing business, it may limit or expand our permissible activities, and it may affect the competitive balance within our industry and market areas.  The nature and extent of future legislative and regulatory changes affecting financial institutions, including as a result of the Dodd-Frank Act, is very unpredictable at this time. The Bancorp’s management continues to actively review the provisions of the Dodd-Frank Act, many of which are phased-in over the next several months and years, and assess its probable impact on the business, financial condition, and results of operations of the Bancorp. However, the ultimate effect of the Dodd-Frank Act on the financial services industry in general, and the Bancorp in particular, is uncertain at this time.

Moreover, it is not clear at this time what long-term impact the EESA, TARP, the ARRA, other liquidity and funding initiatives of the Treasury and other bank regulatory agencies that have been previously announced, and any additional programs that may be initiated in the future, will have on the financial markets and the financial services industry.  The actual impact that EESA and such related measures undertaken to alleviate the credit crisis will have generally on the financial markets is unknown. The failure of such measures to help provide long-term stability to the financial markets could materially and adversely affect our business, financial condition, results of operations, access to credit or the trading price of our common stock. Finally, there can be no assurance regarding the specific impact that such measures may have on the Bancorp, or whether (or to what extent) the Bancorp will be able to benefit from such programs.  In addition to the legislation mentioned above, federal and state governments could pass additional legislation responsive to current conditions. For example, the Bancorp could experience higher credit losses because of federal or state legislation or regulatory action that reduces the amount the Bancorp’s borrowers are otherwise contractually required to pay under existing loan contracts. Also, the Bancorp could experience higher credit losses because of federal or state legislation or regulatory action that limits its ability to foreclose on property or other collateral or makes foreclosure less economically feasible.

Difficult Market Conditions Have Adversely Affected Our Industry. We are particularly exposed to downturns in the U.S. housing market. Dramatic declines in the housing market over the past four years, with falling home prices and increasing foreclosures, unemployment and under-employment, have negatively impacted the credit performance of mortgage and construction loans and securities and resulted in significant write-downs of asset values by financial institutions, including government-sponsored entities, major commercial and investment banks, and regional financial institutions. Reflecting concern about the stability of the financial markets generally and the strength of counterparties, many lenders and institutional investors have reduced or ceased providing funding to borrowers, including to other financial institutions. This market turmoil and tightening of credit have led to an increased level of commercial and consumer delinquencies, lack of consumer confidence, and increased market volatility. A worsening of these conditions would likely exacerbate the adverse effects of these difficult market conditions on the Bancorp and others in the financial institutions industry. In particular, the Bancorp may face the following risks in connection with these events:

•
We expect to face increased regulation of our industry, particularly in connection with the regulatory overhaul provisions of the Dodd-Frank Act. Compliance with such regulation may increase our costs and limit our ability to pursue business opportunities.

•
Our ability to assess the creditworthiness of our customers may be impaired if the models and approaches we use to select, manage and underwrite our customers become less predictive of future behaviors.

•
The process we use to estimate losses inherent in our credit exposure requires difficult, subjective and complex judgments, including forecasts of economic conditions and how these economic predictions might impair the ability of our borrowers to repay their loans, which may no longer be capable of accurate estimation which may, in turn, impact the reliability of the process

•
Our ability to borrow from other financial institutions on favorable terms or at all could be adversely affected by disruptions in the capital markets or other events, including actions by rating agencies and deteriorating investor expectations.

•	Competition in our industry could intensify as a result of the increasing consolidation of financial services companies in connection with current market conditions.
•
We may be required to pay significantly higher deposit insurance premiums because market developments have significantly depleted the insurance fund of the Federal Deposit Insurance Corporation (FDIC) and reduced the ratio of reserves to insured deposits.

In addition, the Federal Reserve Bank has been injecting vast amounts of liquidity into the banking system to compensate for weaknesses in short-term borrowing markets and other capital markets. A reduction in the Federal Reserve’s activities or capacity could reduce liquidity in the markets, thereby increasing funding costs to the Bancorp or reducing the availability of funds to the Bancorp to finance its existing operations.

Concentrations of Real Estate Loans Could Subject the Bancorp to Increased Risks in the Event of a Protracted Real Estate Recession. A significant portion of the Bancorp’s loan portfolio is secured by real estate. The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower and may deteriorate in value during the time the credit is extended. While real estate values in some regions of the country, including the Midwest, have shown signs of stabilizing, the real estate markets in many other regions of the country, most notably the West and Northeast, continue to show weakness, and a further weakening of the real estate market could result in an increase in the number of borrowers who default on their loans and a reduction in the value of the collateral securing their loans, which in turn could have an adverse effect on our profitability and asset quality. If we are required to liquidate the collateral securing a loan to satisfy the debt during a period of reduced real estate values, our earnings and capital could be adversely affected.

Financial Condition

During the year ended December 31, 2010, total assets decreased by $30.8 million (4.6%), to $631.1 million, with interest-earning assets decreasing by $25.3 million (4.1%). At December 31, 2010, interest earning assets totaled $586.0 million and represented 92.9% of total assets. Loans totaled $418.7 million and represented 71.4% of interest-earning assets, 66.3% of total assets and 80.5% of total deposits. The loan portfolio, which is the Bancorp’s largest asset, is a significant source of both interest and fee income. The Bancorp’s lending strategy emphasizes quality growth, product diversification, and competitive and profitable pricing. The loan portfolio includes $152.9 million (36.5%) in residential real estate loans, $138.5 million (33.1%) in commercial real estate loans, $46.4 million (11.1%) in construction and land development loans, $61.7 million (14.7%) in commercial business loans, $10.4 million (2.5%) in government and other loans, $7.6 million (1.8%) in multifamily loans, $0.8 million (0.2%) in consumer loans, and $0.4 million (0.1%) in loans held for sale. Adjustable rate loans comprised 40.7% of total loans at year-end. During 2010, loan balances decreased by $40.6 million (8.8%), with commercial real estate loan balances increasing, while construction and development, residential real estate, government, multifamily, consumer, and loans held for sale balances decreased. The decrease in loans during the year is partially the result of management’s interest rate risk reduction strategy of selling fixed rate mortgage loans to the secondary market.

                The Bancorp is primarily a portfolio lender. Mortgage banking activities are generally limited to the sale of fixed rate mortgage loans with contractual maturities greater than 15 years. However, as a result of the low interest rate environment, during 2010, management sold newly originated fixed rate mortgage loans with maturities ranging from 10 to 30 years in an effort to minimize future interest rate risk. These loans are identified as held for sale when originated and sold, on a case-by-case basis, in the secondary market. During 2010, the Bancorp sold $36.3 million in newly originated fixed rate mortgage loans, compared to $49.4 million during 2009. During the current year, the continued loan sale activity was a result of the Federal Reserve’s sustained effort to maintain a low interest rate environment. Lower long-term interest rates also created mortgage loan refinance opportunities for borrowers within the Bancorp’s market area. In addition, during the fourth quarter of 2010, the Bancorp conducted a $5.1 million one-time sale of portfolio fixed rate mortgage loans, which were sold to reduce interest rate risk. Net gains realized from mortgage loan sales totaled $1.3 million for 2010, compared to $1.1 million for 2009. At December 31, 2010, the Bancorp had $422 thousand in loans that were classified as held for sale.

The allowance for loan losses (ALL) is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses, and decreased by charge-offs, less recoveries. A loan is charged off against the allowance by management as a loss when deemed uncollectible, although collection efforts continue and future recoveries may occur.  The determination of the amounts of the ALL and provisions for loan losses are based on management’s current judgments about the credit quality of the loan portfolio with consideration given to all known relevant internal and external factors that affect loan collectability as of the reporting date. The appropriateness of the current year provision and the overall adequacy of the ALL are determined through a disciplined and consistently applied quarterly process that reviews the Bancorp’s current credit risk within the loan portfolio and identifies the required allowance for loan losses given the current risk estimates.

Historically, the Bancorp has successfully originated commercial real estate loans within its primary lending area.  However, beginning in the fourth quarter of 2005, in a response to a decrease in local loan demand and in an effort to reduce the potential credit risk associated with geographic concentrations, a strategy was implemented to purchase commercial real estate participation loans outside of the Bancorp’s primary lending area. The strategy to purchase these commercial real estate participation loans was limited to 10% of the Bancorp’s loan portfolio.  The Bancorp’s management discontinued the strategy during the third quarter of 2007. As of December 31, 2010, the Bancorp’s commercial real estate participation loan portfolio carried an aggregate balance of $28.9 million.  Of the $28.9 million in commercial real estate participation loans, $9.0 million has been purchased within the Bancorp’s primary lending area and $19.9 million outside of the primary lending area. At December 31, 2010, $14.5 million, or 50.2%, of the Bancorp’s commercial real estate participation loans have been internally classified as substandard and have been placed on non-accrual status.  Of the $14.5 million in substandard commercial real estate participation loans placed on non-accrual status, $12.1 million are located outside of the Bancorp’s primary lending area. The discussion in the paragraphs that follow regarding non-performing loans, internally classified loans and impaired loans include loans from the Bancorp’s commercial real estate participation loan portfolio.

For all of its commercial real estate participation loans, the Bancorp’s management requires that the lead lenders obtain external appraisals to determine the fair value of the underlying collateral for any collateral dependent loans. The Bancorp’s management requires current external appraisals when entering into a new lending relationship or when events have occurred that materially change the assumptions in the existing appraisal. The lead lenders receive external appraisals from qualified appraisal firms that have expertise in valuing commercial properties and are able to comply with the required scope of the engagement. After the lead lender receives the external appraisal and performs its compliance review, the appraisal is forwarded to the Bancorp for review. The Bancorp’s management validates the external appraisal by conducting an in-house review by personnel with expertise in commercial real estate developments. If additional expertise is needed, an independent review appraiser is hired to assist in the evaluation of the appraisal. The Bancorp is not aware of any significant time lapses during this process.  Periodically, the Bancorp’s management may make adjustments to the external appraisal assumptions if additional known quantifiable data becomes available that materially impacts the value of a project.  Examples of adjustments that may occur are changes in property tax assumptions or changes in capitalization rates.  The Bancorp’s management relies on up-to-date external appraisals to determine the current value of its commercial real estate participation loans. These values are appropriately adjusted to reflect changes in market value and, when necessary, are the basis for establishing the appropriate allowance for loan losses. If an updated external appraisal for a commercial real estate participation loan is received after the balance sheet date, but before the annual or quarterly financial statements are issued, material changes in appraised values are “pushed back” in the yet to be issued financial statements in order that appropriate loan loss provision is recorded for the current reporting period. The Bancorp’s management consistently records loan charge-offs based on the fair value or income approach of the collateral as presented in the current external appraisal.

Non-performing loans include those loans that are 90 days or more past due and those loans that have been placed on non-accrual status. Non-performing loans totaled $24.1 million at December 31, 2010, compared to $18.6 million at December 31, 2009, an increase of $5.5 million or 29.9%. The current level of non-performing loans is concentrated with five commercial real estate participation loans in the aggregate of $14.5 million. As previously reported, one commercial real estate participation loan is a condominium construction project in Orlando, Florida, with a current balance of $1.5 million, which is classified as substandard.  The carrying value of this loan is based on the current fair value of the project’s collateral, less estimated selling costs. The second commercial real estate participation loan is an end loan for a hotel located in Dundee, Michigan, with a current balance of $1.2 million, which is classified as substandard. The carrying value of this loan is based on the current fair value of the hotel, less estimated selling costs. The third commercial real estate participation loan is an end loan for a hotel located in Fort Worth, Texas, with a balance of $5.0 million, which is classified as substandard. The carrying value of this loan is based on the current fair value of the hotel, less estimated selling costs. The fourth commercial real estate participation loan was placed on non-accrual status during the third quarter of 2010. This loan is a hotel construction project located in Clearwater, Florida, with a balance of $4.4 million, which is classified as substandard.  The carrying value of this loan is based on the current fair value of the project, less estimated selling costs. The fifth commercial real estate participation loan was placed on non-accrual status during the third quarter of 2010. This loan is a land development project located in Crown Point, Indiana, with a balance of $2.4 million, which is classified as substandard. The carrying value of this loan is based on the current fair value of the project, less estimated selling costs. For these commercial real estate participation loans, to the extent that actual cash flows, collateral values and strength of personal guarantees differ from current estimates, additional provisions to the allowance for loan losses may be required.

The ratio of non-performing loans to total loans was 5.77% at December 31, 2010, compared to 4.05% at December 31, 2009. The increase is primarily attributable to the previously mentioned five commercial real estate participation loans.  The ratio of non-performing loans to total assets was 3.82% at December 31, 2010, compared to 2.81% at December 31, 2009. The December 31, 2010, non-performing loan balances include $24.0 million in loans accounted for on a non-accrual basis and $148 thousand in accruing loans, which were contractually past due 90 days or more.  Loans, internally classified as substandard, totaled $32.7 million at December 31, 2010, compared to $22.7 million at December 31, 2009. The current level of substandard loans includes the previously mentioned five non-accruing commercial real estate participation loans and one accruing commercial real estate hotel loan in the amount of $5.0 million. During October 2010, a $4.9 million accruing commercial real estate participation hotel loan that was classified as substandard and non-accrual received significant collateral enhancements. Additional liquid collateral was received in the amount of $1.4 million along with $2.0 million in payment reserves. As a result of sustained performance for principal and interest payments and the enhanced collateral position, management moved this loan from substandard to watch and accrual status during the fourth quarter of 2010. Substandard loans include non-performing loans and potential problem loans, where information about possible credit issues or other conditions causes management to question the ability of such borrowers to comply with loan covenants or repayment terms. No loans were internally classified as doubtful or loss at December 31, 2010 or December 31, 2009. In addition to identifying and monitoring non-performing and other classified loans, management maintains a list of watch loans. Watch loans represent loans management is closely monitoring due to one or more factors that may cause the loan to become classified.  Watch loans totaled $24.3 million at December 31, 2010, compared to $26.7 million at December 31, 2009.

A loan is considered impaired when, based on current information and events, it is probable that a borrower will be unable to pay all amounts due according to the contractual terms of the loan agreement. At December 31, 2010, impaired loans totaled $26.0 million, compared to $17.0 million at December 31, 2009. The December 31, 2010, impaired loan balances consist of twenty-five commercial real estate and commercial business loans that are secured by business assets and real estate, and are personally guaranteed by the owners of the businesses. The December 31, 2010 ALL contained $2.8 million in specific allowances for collateral deficiencies, compared to $1.2 million in specific allowances at December 31, 2009. The increase in specific allowances is a result of the continued downward pressure on market valuations that are based on projected cash flows.  During the fourth quarter of 2010, one additional commercial real estate loan totaling $585 thousand was newly classified as impaired. Management’s current estimate indicates a collateral deficiency of $42 thousand for this loan.  In addition, during the fourth quarter nine loans totaling $1.6 million were removed from impaired status, as a result of credit upgrades, transfers to foreclosed real estate, or charge-offs. As of December 31, 2010, all loans classified as impaired were also included in the previously discussed substandard loan balances. There were no other loans considered to be impaired loans as of December 31, 2010.  Typically, management does not individually classify smaller-balance homogeneous loans, such as mortgage or consumer loans, as impaired.

At December 31, 2010, the Bancorp classified five loans totaling $12.1 million as troubled debt restructurings, which involves modifying the terms of a loan to forego a portion of interest or principal or reducing the interest rate on the loan to a rate materially less than market rates. The troubled debt restructurings are comprised of one construction development participation hotel loan in the amount of $1.2 million, for which a significant deferral of principal repayment was granted. The second troubled debt restructuring is for a commercial real estate participation hotel loan in the amount of $5.0 million, for which a significant deferral of principal repayment and extension in maturity was granted. The third is for a commercial real estate hotel loan in the amount of $5.0 million for which a significant deferral of principal repayment was granted. This loan is on accrual status and classified as impaired. In addition, two commercial real estate troubled debt restructurings in the total amount of $893 thousand are currently in bankruptcy proceedings, for which a significant deferral of principal and interest repayment was granted by the Bank as required by the bankruptcy plan. All of the loans classified as troubled debt restructurings are currently on non-accrual status and classified as impaired except for one loan, which is on accrual status. The valuation basis for the Bancorp’s troubled debt restructurings is based on the present value of cash flows, unless consistent cash flows are not present, then the fair value of the collateral securing the loan is the basis for valuation.

At December 31, 2010, management is of the opinion that there are no loans, except those discussed above, where known information about possible credit problems of borrowers causes management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms and which may result in disclosure of such loans as non-accrual, past due or restructured loans.  Management does not presently anticipate that any of the non-performing loans or classified loans would materially impact future operations, liquidity or capital resources.

For 2010, $5.6 million in provisions to the ALL were required, compared to $8.5 million for 2009. The ALL provision decrease for 2010 is a result of lower charge-off activity for the Bancorp’s commercial real estate participation loans. The current year ALL provisions were related to the elevated credit risk in the commercial real estate participation, commercial real estate and commercial business loan portfolios. Charge-offs, net of recoveries, totaled $2.6 million for 2010, compared to $7.1 million for 2009. The 2010 net loan charge-offs of $2.6 million were comprised of $720 thousand in commercial real estate participation loans, $919 thousand in commercial real estate loans, $727 thousand in residential real estate loans, $172 thousand in commercial business loans and $25 thousand in consumer loans. The ALL provisions take into consideration management’s current judgments about the credit quality of the loan portfolio, loan portfolio balances, changes in the portfolio mix and local economic conditions. In determining the provision for loan losses for the current period, management has given consideration to increased risks associated with the local economy, changes in loan balances and mix, and asset quality.

The ALL to total loans was 2.18% at December 31, 2010, compared to 1.33% at December 31, 2009.  The increase in ALL to total loans was a result of the increase in substandard and non-performing loans, and additional qualitative risks associated with the current stressed economic environment. The ALL to non-performing loans (coverage ratio) was 37.8% at December 31, 2010, compared to 32.9% at December 31, 2009. The December 31, 2010 balance in the ALL account of $9.1 million is considered adequate by management after evaluation of the loan portfolio, past experience and current economic and market conditions.  While management may periodically allocate portions of the allowance for specific problem loans, the whole allowance is available for any loan charge offs that occur. The allocation of the ALL reflects performance and growth trends within the various loan categories, as well as consideration of the facts and circumstances that affect the repayment of individual loans, and loans which have been pooled as of the evaluation date, with particular attention given to non-performing loans and loans which have been classified as substandard, doubtful or loss. Management has allocated reserves to both performing and non-performing loans based on current information available.

At December 31, 2010, the Bancorp's investment portfolio totaled $160.5 million and was invested as follows: 61.1% in U.S. government agency mortgage-backed securities and collateralized mortgage obligations, 35.4% in municipal securities, 2.6% in U.S. government agency debt securities, and 0.9% in trust preferred securities. At December 31, 2010, securities available-for-sale totaled $142.1 million or 88.5% of total securities. Available-for-sale securities are those the Bancorp may decide to sell if needed for liquidity, asset-liability management or other reasons. During 2010, securities increased by $16.1 million (11.2%). In addition, at December 31, 2010, the Bancorp had $3.4 million in FHLB stock.

As of December 31, 2010, the Bancorp’s management was notified that the quarterly interest payments for three of its four investments in trust preferred securities are in “payment in kind” status.  Payment in kind status results in a temporary delay in the payment of interest. As a result of a delay in the collection of the interest payments, management placed these securities on non-accrual status. At December 31, 2010, the cost basis of the three trust preferred securities on non-accrual status totaled $3.9 million. Current estimates indicate that the interest payment delays may exceed ten years. One trust preferred security with a cost basis of $1.3 million remains on accrual status.

Deposits are a fundamental and cost-effective source of funds for lending and other investment purposes. The

Bancorp offers a variety of products designed to attract and retain customers, with the primary focus on building and expanding relationships. At December 31, 2010, deposits totaled $520.3 million. During 2010, deposits decreased by $20.3 million (3.7%). The 2010 change in deposits was comprised of the following: certificates of deposit decreased by $28.4 million (12.5%), checking accounts decreased by $3.0 million (2.1%), money market deposit accounts (MMDA’s) increased by $2.9 million (2.6%), while savings accounts increased by $8.2 million (14.5%). During 2010, as a result of carrying excess liquidity, management implemented a strategy that allowed for the reduction in higher cost certificates of deposit. The increase in MMDA and savings balances is a result of customer preferences for liquid investments in the current low interest rate environment.

The Bancorp’s borrowed funds are primarily comprised of repurchase agreements and FHLB advances that are used to fund asset growth not supported by deposit generation. At December 31, 2010, borrowed funds totaled $48.6 million compared to $63.0 million at December 31, 2009, a decrease of $14.4 million (22.9%). During 2010, management repaid borrowed funds with excess liquidity.  Retail repurchase agreements totaled $16.1 million at December 31, 2010, compared to $15.9 million at December 31, 2009, an increase of $0.2 million (1.2%). FHLB advances totaled $29.0 million, decreasing $9.0 million or 23.7%. In addition, the Bancorp’s FHLB line of credit carried a balance of $3.2 million at December 31, 2010, compared to $8.5 million at December 31, 2009. Other short-term borrowings totaled $296 thousand at December 31, 2010, compared to $664 thousand at December 31, 2009.

Liquidity and Capital Resources

The Bancorp’s primary goal for funds and liquidity management is to ensure that at all times it can meet the cash demands of its depositors and its loan customers. A secondary purpose of funds management is profit management. Because profit and liquidity are often conflicting objectives, management will maximize the Bank’s net interest margin by making adequate, but not excessive, liquidity provisions. Furthermore, funds are managed so that future profits will not be significantly impacted as funding costs increase.

Changes in the liquidity position result from operating, investing and financing activities. Cash flows from operating activities are generally the cash effects of transactions and other events that enter into the determination of net income. The primary investing activities include loan originations, loan repayments, investments in interest bearing balances in financial institutions, dividend receipts and the purchase and maturity of investment securities. Financing activities focus almost entirely on the generation of customer deposits. In addition, the Bancorp utilizes borrowings (i.e., repurchase agreements, FHLB advances and federal funds purchased) as a source of funds.

During 2010, cash and cash equivalents decreased $2.3 million compared to a increase of $1.9 million for 2009. During 2010, the primary sources of cash and cash equivalents were from loan sales and repayments, maturities and sales of securities, FHLB advances, and cash from operating activities. The primary uses of cash and cash equivalents were loan originations, purchase of securities, expenditures for premises and equipment, decrease in deposits, FHLB advance repayments and the payment of common stock dividends. During 2010, cash from operating activities totaled $14.5 million, compared to $1.2 million for 2009. The 2010 increase in cash provided by operating activities was a result of higher net income, having prepaid three years of FDIC assessments in 2009, and ACH prefunding liabilities. Cash inflows from investing activities totaled $19.9 million during 2010, compared to $3.3 million during 2009. The change for the current year was related to a decrease in loan balances, maturities and pay downs of AFS securities, and foreclosed real estate sales. Loan sales totaled $41.4 million for 2010, compared to $60.0 million in 2009. Net cash outflows from financing activities totaled $36.7 million in 2010, compared to net cash outflows of $2.7 million in 2009. The change during 2010 was primarily due to a decrease in deposits. Deposits decreased by $20.3 million during 2010, compared to an increase of $12.4 million for 2009. FHLB advances decreased by $9.0 million during 2010 compared to an $8.0 million increase during 2009. The lower deposit growth and reduction in advance balances was a result of lower funding requirements during 2010. The Bancorp paid dividends on common stock of $2.2 million and $3.4 million during 2010 and 2009, respectively. During 2010, the Bancorp’s Board of Directors reduced dividends to build capital and preserve long-term capital strength.

During the third quarter of 2010, the Bancorp opened its twelfth full service banking center in Saint John, Indiana. The new $2.1 million state-of-the-art facility did not have a material impact on operations during 2010. It is expected that the new banking center will provide opportunities to expand market share for the Bancorp’s products and services.

Management strongly believes that safety and soundness is enhanced by maintaining a high level of capital. Stockholders' equity totaled $56.1 million at December 31, 2010, compared to $53.1 million at December 31, 2009, an increase of $3 million (5.7%). The increase was a result of $5.2 million in net income for 2010. Additional items increasing stockholders' equity were $151 thousand from the sale of treasury stock, and $36 thousand from stock-based compensation plans. Decreasing stockholders' equity were $314 thousand from the change in the valuation of available-for-sale securities, the Bancorp’s declaration of $2.0 million in cash dividends, and $8 thousand from the change in net unrealized items from the Bank’s postretirement plans. At December 31, 2010, book value per share was $19.84 compared to $18.83 for 2009.

The Bancorp is subject to risk-based capital guidelines adopted by the Board of Governors of the Federal Reserve System (the FRB), and the Bank is subject to risk-based capital guidelines adopted by the FDIC. As applied to the Bancorp and the Bank, the FRB and FDIC capital requirements are substantially the same. These regulations divide capital into two tiers. The first tier (Tier 1) includes common equity, certain non-cumulative perpetual preferred stock and minority interests in equity accounts of consolidated subsidiaries, less goodwill and certain other intangible assets. Supplementary (Tier 2) capital includes, among other things, cumulative perpetual and long-term limited-life preferred stock, mandatory convertible securities, certain hybrid capital instruments, term subordinated debt and the allowance for loan losses, subject to certain limitations, less required deductions. The Bancorp and the Bank are required to maintain a total risk-based capital ratio of 8%, of which 4% must be Tier 1 capital. In addition, the FRB and FDIC regulations provide for a minimum Tier 1 leverage ratio (Tier 1 capital to adjusted average assets) of 3% for financial institutions that meet certain specified criteria, including that they have the highest regulatory rating and are not experiencing or anticipating significant growth. All other financial institutions are required to maintain a Tier 1 leverage ratio of 3% plus an additional cushion of at least one to two percent.

The following table shows that, at December 31, 2010, the Bancorp’s capital exceeded all regulatory capital requirements. At December 31, 2010, the Bancorp’s and the Bank’s regulatory capital ratios were substantially the same. The dollar amounts are in millions.

At December 31, 2010	Actual		Minimum Required for Adequacy Purposes		Minimum Required To Be Well Capitalized Under Prompt Corrective Action Regulations
	Amount	Ratio	Amount	Ratio	Amount	Ratio

Total capital to risk-weighted assets	$61,500	12.9%	$38,000	8.0%	$47,600	10.0%
Tier 1 capital to risk-weighted assets	$55,500	11.7%	$19,000	4.0%	$28,500	6.0%
Tier 1 capital to adjusted average assets	$55,500	8.5%	$19,500	3.0%	$32,600	5.0%

Results of Operations -
Comparison of 2010 to 2009

Net income for 2010 was $5.2 million, compared to $2.5 million for 2009, an increase of $2.7 million (108.2%). The increase in net income for 2010 was the result of strong net interest income and lower required provisions for loan losses. The earnings represent a return on average assets of 0.77% for 2010 compared to 0.37% for 2009. The return on average equity was 9.03% for 2010 compared to 4.55% for 2009.

Net interest income for 2010 was $25.1 million, an increase of $1.7 million (7.5%) from $23.3 million for 2009. The increase in net interest income has been positively impacted by the decrease in the Bancorp’s cost of funds as a result the Federal Reserve’s continued action in maintaining a low short-term interest rate environment. The weighted-average yield on interest-earning assets was 4.84% for 2010 compared to 5.16% for 2009. The weighted-average cost of funds was 0.82% for 2010 compared to 1.45% for 2009. The impact of the 4.84% return on interest earning assets and the 0.82% cost of funds resulted in a net interest spread of 4.02% for 2010 compared to 3.71% for 2009. During 2010, total interest income decreased by $2.1 million (6.5%) while total interest expense decreased by $3.9 million (43.6%). The net interest margin was 4.04% for 2010 compared to 3.74% for 2009. During 2010, the Bancorp continued to focus on reducing its effective tax rate by investing in tax-exempt securities and loans. As a result, the Bancorp’s tax equivalent net interest margin for 2010 was 4.25% compared to 3.97% for 2009.

During 2010, interest income from loans decreased by $1.9 million (7.5%) compared to 2009. The change was primarily due to a decrease in the weighted-average yield of the loan portfolio, lower average balances and an increase in non-accrual loans. The weighted-average yield on loans outstanding was 5.39% for 2010 compared to 5.50% for 2009. Loan balances averaged $446.6 million for 2010, a decrease of $25.9 million (5.5%) from $472.5 million for 2009. During 2010, interest income from securities and other interest earning assets decreased by $165 thousand (2.7%) compared to 2009. The decrease was due to a decrease in average yield. The weighted-average yield on securities and other interest earning assets was 3.45% for 2010 compared to 4.11% for 2009. Securities and other interest earning assets averaged $175.1 million for 2010, up $24.1 million (16.0%) from $151.0 million for 2009.

           Interest expense for deposits decreased by $3.2 million (44.7%) during 2010 compared to 2009. The change was due to a decrease in the weighted-average rate paid on deposits. The weighted-average rate paid on deposits for 2010 was 0.71% compared to 1.31% for 2009. Total deposit balances averaged $552.9 million for 2010, an increase of $12.2 million (2.3%) from $540.7 million for 2009. Interest expense on borrowed funds decreased by $683 thousand (38.9%) during 2010 due to a decrease in the cost of borrowing. The weighted-average cost of borrowed funds was 2.04% for 2010 compared to 2.58% for 2009. Borrowed funds averaged $52.8 million during 2010, a decrease of $15.5 million (22.7%) from $68.3 million for 2009.

Noninterest income for 2010 was $5.8 million, an increase of $188 thousand (3.4%) from $5.6 million for 2009. During 2010, fees and service charges totaled $2.5 million, a decrease of $123 thousand (4.6%) from $2.7 million for 2009. Fees from Wealth Management operations totaled $1.2 million for 2010, an increase of $232 thousand (24.9%) from $933 thousand for 2009. The increase in Wealth Management income is related to consistent asset growth that has occurred during the past twelve months and an increase in asset market values. Gains from the sale of securities totaled $913 thousand for the current year, an increase of $177 thousand (24.0%) from $736 thousand for 2009. Current market conditions provided opportunities to manage securities cash flows, while shortening the duration of cash flows. Gains from loan sales totaled $1.3 million for the year, an increase of $124 thousand (10.9%), compared to $1.1 million for 2009. The increase in gains from the sale of loans is a result of increased customer refinancing activity to low fixed rate mortgages. Additionally, a one-time sale of portfolio fixed rate mortgage loans, which the Bancorp sold to reduce interest rate risk on its balance sheet, attributed for $217 thousand of gains realized from loan sales. Income from the increase in the cash value of bank owned life insurance totaled $403 thousand for 2010, a decrease of

$4 thousand (1.0%), compared to $407 thousand for 2009.  For 2010, foreclosed real estate losses totaled $381 thousand an increase of $220 thousand (136.6%) from losses of $161 thousand for 2009. During 2010, other noninterest income totaled $17 thousand, a decrease of $6 thousand (26.1%) from $23 thousand for 2009.

Noninterest expense for 2010 was $19.3 million, up $606 thousand (3.2%) from $18.7 million for 2009. During 2010, compensation and benefits totaled $9.6 million, an increase of $253 thousand (2.7%) from $9.3 million for 2009. The change in compensation and benefits is related to the increase in additional personnel for retail banking activities related to the newly opened St. John and Valparaiso, Indiana banking centers, and annual compensation increases for bank personnel. Occupancy and equipment expense totaled $3.0 million for 2010, an increase of $117 thousand (4.0%) compared to $2.9 million for 2009. The increase is related to the operations of the new banking centers in St. John and Valparaiso. Federal deposit insurance premiums totaled $950 thousand for 2010, a decrease of $277 thousand (22.6%) from $1.2 million for 2009. The decrease is a result of a one-time special assessment that occurred during 2009 that was not repeated in 2010. Data processing expense totaled $941 thousand for 2010, an increase of $70 thousand (8.0%) from $871 thousand for 2009. The change is a result of increased utilization of internal systems. Marketing expense related to banking products totaled $485 thousand for the year, an increase of $16 thousand (3.4%) from $469 thousand for 2009. The increase is related to increased marketing of the Bank’s brand. Statement and check processing expense totaled $307 thousand for the year, a decrease of $18 thousand (5.5%) from $325 thousand for 2009. The decrease is a result of greater use of electronic statements and transactions. Professional service expense totaled $336 thousand for the year, an increase of $75 thousand (28.7%) from $261 thousand for 2009. The increase is related to the use of an independent valuation specialist to value the Bancorp’s trust preferred securities. Other expenses related to banking operations totaled $3.7 million for 2010, an increase of $370 thousand (11.1%) from $3.3 million for 2009. The change in other expenses is a result of a $190 thousand impairment charge related to property held for future banking center expansion and increased expense associated with foreclosed real estate. The Bancorp’s efficiency ratio for 2010 was 62.62% compared to 64.72% for 2009. The ratio is determined by dividing total noninterest expense by the sum of net interest income and total noninterest income for the period.

The Bancorp had an income tax expense for 2010 of $797 thousand compared to an income tax benefit of $813 thousand for 2009, an increase to expense of $1.6 million (198.0%). The combined effective federal and state tax rates for the Bancorp were 13.3% for 2010 and (48.6%) for 2009. The Bancorp’s current effective tax rate is a result of continued tax strategies associated with the Bancorp’s tax-exempt investments and loans, bank owned life insurance, and real estate investment trust, all of which reduce the effective tax rate.

Critical Accounting Policies

Critical accounting policies are those accounting policies that management believes are most important to the portrayal of the Bancorp’s financial condition and that require management’s most difficult, subjective or complex judgments. The Bancorp’s most critical accounting policies are summarized below. Other accounting policies, including those related to the fair values of financial instuments and the status of contingencies, are summarized in Note 1 to the Bancorp’s consolidated financial statements.

Valuation of Investment Securities - The fair values of securities available for sale are determined on a recurring basis by obtaining quoted prices on nationally recognized securities exchanges or pricing models utilizing significant observable inputs such as matrix pricing, which is a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted securities. Different judgments and assumptions used in pricing could result in different estimates of value. In certain cases where market data is not readily available because of lack of market activity or little public disclosure, values may be based on unobservable inputs and classified in Level 3 of the fair value hierarchy.

At the end of each reporting period securities held in the investment portfolio are evaluated on an individual security level for other-than-temporary impairment in accordance with the Investments – Debt and Equity Securities Topic of the Accounting Standards Codification. Significant judgments are required in determining impairment, which include making assumptions regarding the estimated prepayments, loss assumptions and the change in interest rates.

We consider the following factors when determining an other-than-temporary impairment for a security: The length of time and the extent to which the market value has been less than amortized cost; the financial condition and near-term prospects of the issuer; the underlying fundamentals of the relevant market and the outlook for such market for the near future; and an assessment of whether the Bancorp has (1) the intent to sell the debt securities or (2) more likely than not will be required to sell the debt securities before their anticipated market recovery. If either of these conditions is met, management will recognize other-than- temporary impairment. If, in management’s judgment, an other-than-temporary impairment exists, the cost basis of the security will be written down for the credit loss, and the unrealized loss will be transferred from accumulated other comprehensive loss as an immediate reduction of current earnings. Management will utilize an independent valuation specialist to value securities for other-than-temporary impairment.

Allowance for Loan Losses – The Bancorp maintains an Allowance for Loan Losses (ALL) to absorb probable incurred credit losses that arise from the loan portfolio. The ALL is increased by the provision for loan losses, and decreased by charge-offs net of recoveries. The determination of the amounts of the ALL and provisions for loan losses is based upon management’s current judgments about the credit quality of the loan portfolio with consideration given to all known relevant internal and external factors that affect loan collectability. The methodology used to determine the current year provision and the overall adequacy of the ALL includes a disciplined and consistently applied quarterly process that combines a review of the current position with a risk assessment worksheet. Factors that are taken into consideration in the analysis include an assessment of national and local economic trends, a review of current year loan portfolio growth and changes in portfolio mix, and an assessment of trends for loan delinquencies and loan charge-off activity. Particular attention is given to non-accruing loans and accruing loans past due 90 days or more, and loans that have been classified as substandard, doubtful, or loss. Changes in the provision are directionally consistent with changes in observable data.

Commercial and industrial, and commercial real estate loans that exhibit credit weaknesses and loans that have been classified as impaired are subject to an individual review. Where appropriate, ALL allocations are made to these loans based on management’s assessment of financial position, current cash flows, collateral values, financial strength of guarantors, industry trends, and economic conditions. ALL allocations for homogeneous loans, such as residential mortgage loans and consumer loans, are based on historical charge-off activity and current delinquency trends. Management has allocated general reserves to both performing and non-performing loans based on historical data and current information available.

Risk factors for non-performing and internally classified loans are based on an analysis of either the projected discounted cash flows or the estimated collateral liquidation value for individual loans defined as substandard or doubtful. Estimated collateral liquidation values are based on established loan underwriting standards and adjusted for current mitigating factors on a loan-by-loan basis. Aggregate substandard loan collateral deficiencies are determined for residential, commercial real estate, commercial business, and consumer loan portfolios. These deficiencies are then stated as a percentage of the total substandard balances to determine the appropriate risk factors.

Risk factors for performing and non-classified loans are based on a weighted average of net charge-offs for the most recent three years, which are then stated as a percentage of average loans for the same period. Historical risk factors are calculated for residential, commercial real estate, commercial business, and consumer loans. The three year weighted average historical factors are then adjusted for current subjective risks attributable to: regional and national economic factors; loan growth and changes in loan composition; organizational structure; composition of loan staff; loan concentrations; policy changes and out of market lending activity.

The risk factors are applied to these types of loans to determine the appropriate level for the ALL. Adjustments may be made to these allocations that reflect management’s judgment on current conditions, delinquency trends, and charge-off activity. Based on the above discussion, management believes that the ALL is currently adequate, but not excessive, given the risk inherent in the loan portfolio.

Impact of Inflation and Changing Prices

The financial statements and related data presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation. The primary assets and liabilities of the Bancorp are monetary in nature. As a result, interest rates have a more significant impact on the Bancorp’s performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or magnitude as the prices of goods and services.

Forward-Looking Statements

Statements contained in this report that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words or phrases “would be,” “will allow,” “intends to,” “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimate,” “project,” or similar expressions are also intended to identify “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act. The Bancorp cautions readers that forward-looking statements, including without limitation, those relating to the Bancorp’s future business prospects, interest income and expense, net income, liquidity, and capital needs are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements, due to, among other things, factors identified in this report.

Report of Independent Registered
Public Accounting Firm

Board of Directors
NorthWest Indiana Bancorp and Subsidiary
Munster, Indiana

We have audited the accompanying consolidated balance sheets of NorthWest Indiana Bancorp and Subsidiary (the “Company”) as of December 31, 2010 and 2009, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the years then ended. The consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of NorthWest Indiana Bancorp and Subsidiary as of December 31, 2010 and 2009, and the consolidated results of their operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Plante & Moran, PLLC

Chicago, Illinois
February 16, 2011

Consolidated Balance Sheets

	December 31,
	2010	2009

ASSETS

Cash and non-interest bearing balances in financial institutions	$7,427	$8,705
Interest bearing balances in financial institutions	90	447
Federal funds sold	3,421	4,070

Total cash and cash equivalents	10,938	13,222

Securities available-for-sale	142,055	124,776
Securities held-to-maturity	18,397	19,557
Loans held-for-sale	422	1,025
Loans receivable	418,233	458,245
Less: allowance for loan losses	(9,121)	(6,114)
Net loans receivable	409,112	452,131
Federal Home Loan Bank stock	3,381	3,650
Accrued interest receivable	2,591	2,878
Premises and equipment	19,293	19,590
Foreclosed real estate	3,298	3,747
Cash value of bank owned life insurance	12,452	12,049
Prepaid FDIC insurance premium	2,425	3,282
Other assets	6,689	5,899

Total assets	$631,053	$661,806

LIABILITIES AND STOCKHOLDERS’ EQUITY

Deposits:
Non-interest bearing	$50,712	$42,390
Interest bearing	469,559	498,137
Total	520,271	540,527
Repurchase agreements	16,074	15,893
Borrowed funds	32,544	47,129
Accrued expenses and other liabilities	6,075	5,179

Total liabilities	574,964	608,728

Stockholders’ Equity:
Preferred stock, no par or stated value;
10,000,000 shares authorized, none outstanding	–	–
Common stock, no par or stated value; 10,000,000 shares authorized;
shares issued: December 31, 2010 - 2,888,902
December 31, 2009 - 2,889,452
shares outstanding: December 31, 2010 - 2,826,796
December 31, 2009 - 2,818,578 361	361
Additional paid-in capital	5,140	5,104
Accumulated other comprehensive income/(loss)	(492)	(170)
Retained earnings	52,398	49,312
Treasury stock, common shares at cost: December 31, 2010 - 62,106
December 31, 2009 - 70,874	(1,318)	(1,529)

Total stockholders’ equity	56,089	53,078

Total liabilities and stockholders’ equity	$631,053	$661,806

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income

	Year ended December 31,
	2010	2009

Interest income:
Loans receivable
Real estate loans	$19,759	$22,046
Commercial loans	4,216	3,822
Consumer loans	76	121
Total loan interest	24,051	25,989
Securities	6,006	6,185
Other interest earning assets	29	15

Total interest income	30,086	32,189

Interest expense:
Deposits	3,914	7,083
Repurchase agreements	178	290
Borrowed funds	897	1,468

Total interest expense	4,989	8,841

Net interest income	25,097	23,348
Provision for loan losses	5,570	8,540

Net interest income after provision for loan losses	19,527	14,808

Noninterest income:
Fees and service charges	2,538	2,661
Gain on sale of loans, net	1,263	1,139
Wealth management operations	1,165	933
Gain on sales of securities, net	913	736
Increase in cash value of bank owned life insurance	403	407
Loss on sale of foreclosed real estate	(381)	(161)
Other-than-temporary credit loss impairment of debt securities	(157)	(523)
Net credit portion of gain recognized in other comprehensive income	29	387
Other	17	23

Total noninterest income	5,790	5,602

Noninterest expense:
Compensation and benefits	9,599	9,346
Occupancy and equipment	3,010	2,893
Federal deposit insurance premiums	950	1,227
Data processing	941	871
Marketing	485	469
Statement and check processing	307	325
Professional services	336	338
Other	3,713	3,266

Total noninterest expense	19,341	18,735

Income before income tax expenses	5,976	1,675
Income tax expenses (benefits)	797	(813)

Net income	$5,179	$2,488

Earnings per common share:
Basic	$1.83	$0.88
Diluted	$1.83	$0.88
Dividends declared per common share	$0.72	$1.21

See accompanying notes to consolidated financial statements.

Consolidated Statements of
Changes in Stockholders’ Equity

			Accumulated
		Additional	Other
	Common	Paid-in	Comprehensive	Retained	Treasury	Total
(Dollars in thousands, except per share data)	Stock	Capital	Income (Loss)	Earnings	Stock	Equity

Balance at January 1, 2009	$361	$5,064	$(1,289)	$50,365	$(1,728)	$52,773

Comprehensive income:
Net income	–	–	–	2,488	–	2,488
Net unrealized gain/(loss) on securities available-for-sale, net of reclassification and tax effects	–	–	1,128	–	–	1,128
Change in unrealized gain on post retirement benefit, net of reclassification and tax effects	–	–	(9)	–	–	(9)
Comprehensive income	–	–	–	–	–	3,607
Issuance of 9,503 shares of common stock at $18.50 - $20.50 per share, under stock-based compensation plans, including related tax effects	–	6	–	–	–	6
Stock-based compensation expense	–	40	–	–	–	40
Sale of treasury stock	–	(6)	–	(52)	199	141
Adjustments to retained earnings for split-dollar life insurance arrangements	–	–	–	(84)	–	(84)
Cash dividends, $1.21 per share	–	–	–	(3,405)	–	(3,405)

Balance at December 31, 2009	$361	$5,104	$(170)	$49,312	$(1,529)	$53,078

Comprehensive income:
Net income	–	–	–	5,179	–	5,179
Net unrealized gain/(loss) on securities available-for-sale, net of reclassification and tax effects	–	–	(314)	–	–	(314)
Change in unrealized gain on post retirement benefit, net of reclassification and tax effects	–	–	(8)	–	–	(8)
Comprehensive income	–	–	–	–	–	4,857
Stock-based compensation expense	–	36	–	–	–	36
Sale of treasury stock	–	–	–	(60)	211	151
Cash dividends, $0.72 per share	–	–	–	(2,033)	–	(2,033)

Balance at December 31, 2010	$361	$5,140	$(492)	$52,398	$(1,318)	$56,089

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

	Year Ended December 31,
(Dollars in thousands)	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$5,179	$2,488
Adjustments to reconcile net income to net cash provided by operating activities:
Origination of loans for sale	(34,846)	(49,670)
Sale of loans originated for sale	36,303	49,449
Depreciation and amortization, net of accretion	2,034	1,457
Deferred tax benefit	(988)	(454)
Impairment of land held for future expansion	190	–
Amortization of mortgage servicing rights	113	144
Equity in loss on investment in limited partnership, net of interest received	151	151
Stock-based compensation expense	36	40
Net gains on sales and calls of securities	(913)	(736)
Net gains on sale of loans	(1,263)	(1,139)
Net losses due to other-than-temporary impairment of securities	128	136
Net losses on foreclosed real estate	381	161
Provision for loan losses	5,570	8,540
Net change in:
Interest receivable	287	282
Other assets	1,459	(4,485)
Cash value of bank owned life insurance	(403)	(407)
Accrued expenses and other liabilities	1,063	(4,710)
Total adjustments	9,302	(1,241)
Net cash – operating activities	14,481	1,247

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from maturities and paydowns of securities available-for-sale	33,376	21,178
Proceeds from sales of securities available-for-sale	18,951	29,933
Purchase of securities available-for-sale	(69,832)	(64,566)
Purchase of securities held-to-maturity	–	(3,860)
Proceeds from maturities and paydowns of securities held-to-maturity	1,135	2,790
Proceeds from sale of loans transferred to held-for-sale	5,356..	10,651.
Loan participations purchased	(967)	–
Net change in loans receivable	29,368	8,744
Proceeds from sale of Federal Home Loan Bank stock	269	–
Purchase of premises and equipment, net	(1,702)	(1,929)
Proceeds from sale of foreclosed real estate, net	3,990	390
Net cash – investing activities	19,944	3,331

CASH FLOWS FROM FINANCING ACTIVITIES:
Change in deposits	(20,256)	12,379
Proceeds from FHLB advances	13,000	8,000
Repayment of FHLB advances	(22,000)	(16,000)
Change in other borrowed funds	(5,404)	(3,773)
Proceeds from issuance of common stock	–	6
Proceeds from sale of treasury stock	151	141
Dividends paid	(2,200)	(3,405)
Net cash – financing activities	(36,709)	(2,652)
Net change in cash and cash equivalents	(2,284)	1,926
Cash and cash equivalents at beginning of period	13,222	11,296
Cash and cash equivalents at end of period	$10,938	$13,222

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the period for:
Interest	$5,058	$8,947
Income taxes	$1,753	$990
SUPPLEMENTAL NONCASH INFORMATION:
Transfers from loans to foreclosed real estate	$3,922	$3,763
Transfers from loans to loans held-for-sale	$5,126	$10,497
Transfers from premises and equipment to other assets	$340	$–

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements
Years ended December 31, 2010 and 2009

NOTE 1 - Summary of Significant Accounting Policies

Principles of Consolidation – The consolidated financial statements include NorthWest Indiana Bancorp (the Bancorp), its wholly owned subsidiary, Peoples Bank SB (the Bank), and the Bank’s wholly owned subsidiaries, Peoples Service Corporation and NWIN, LLC. The Bancorp has no other business activity other than being a holding company for the Bank. The Bancorp’s earnings are dependent upon the earnings of the Bank. Peoples Service Corporation provides insurance and annuity investments to the Bank’s wealth management customers. NWIN, LLC is located in Las Vegas, Nevada and serves as the Bank’s investment subsidiary and parent of a real estate investment trust, NWIN Funding, Inc. NWIN Funding, Inc. was formed on September 1, 2006, as an Indiana Real Estate Investment Trust. The formation of NWIN Funding, Inc. provides the Bancorp with a vehicle that may be used to raise capital utilizing portfolio mortgages as collateral, without diluting stock ownership. In addition, NWIN Funding, Inc. will receive favorable state tax treatment for income generated by its operations. All significant inter-company accounts and transactions have been eliminated in consolidation.

Use of Estimates – Preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period, as well as the disclosures provided. Actual results could differ from those estimates. Estimates associated with the allowance for loan losses, loan servicing rights, fair values of foreclosed real estate, financial instruments and investment securities, and the status of contingencies are particularly susceptible to material change in the near term.

Concentrations of Credit Risk – The Bancorp grants residential, commercial real estate, commercial business and installment loans to customers primarily of Lake County, in northwest Indiana. The Bancorp is also an active lender in Porter County, and to a lesser extent, LaPorte, Newton, and Jasper counties in Indiana, and Lake, Cook and Will counties in Illinois. Substantially all loans are secured by specific items of collateral including residences, commercial real estate, business assets and consumer assets.

Cash Flow Reporting – For purposes of the statements of cash flows, the Bancorp considers cash on hand, noninterest bearing balances in financial institutions, all interest-bearing balances in financial institutions with original maturities of ninety days or less and federal funds sold to be cash and cash equivalents. The Bancorp reports net cash flows for customer loan and deposit transactions and short-term borrowings with maturities of 90 days or less.

Interest-bearing Deposits in Other Financial Institutions – Interest bearing deposits in other financial institutions mature within one year and are carried at cost.

Securities – The Bancorp classifies securities into held-to-maturity, available-for-sale, or trading categories. Held-to-maturity securities are those which management has the positive intent and the Bancorp has the ability to hold to maturity, and are reported at amortized cost. Available-for-sale securities are those the Bancorp may decide to sell if needed for liquidity, asset-liability management or other reasons. Available-for-sale securities are reported at fair value, with unrealized gains and losses reported in other comprehensive income, net of tax. The Bancorp does not have a trading portfolio. Realized gains and losses resulting from the sale of securities recorded on the trade date are computed by the specific identification method. Interest and dividend income, adjusted by amortization of premiums or discounts on a level yield method, are included in earnings. Securities are reviewed for other-than-temporary impairment on a quarterly basis.

The Bancorp considers the following factors when determining an other-than-temporary impairment for a security: the length of time and the extent to which the market value has been less than amortized cost; the financial condition and near-term prospects of the issuer; the underlying fundamentals of the relevant market and the outlook for such market for the near future; and an assessment of whether the Bancorp has (1) the intent to sell the debt security or (2) more likely than not will be required to sell the debt security before its anticipated market recovery. If either of these conditions are met, management will recognize other-than-temporary impairment. If, in management’s judgment, an other-than-temporary impairment exists, the cost basis of the security will be written down for the credit loss, and the unrealized loss will be transferred from accumulated other comprehensive loss as an immediate reduction of current earnings.

Loans Held-for-Sale – Mortgage loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or market, as determined by outstanding commitments from investors. Net unrealized losses, if any, are recorded as a valuation allowance and charged to earnings.

Mortgage loans held-for-sale are generally sold with servicing rights retained. The carrying value of mortgage loans sold is reduced by the amount allocated to the servicing rights. Gains and losses on sales of mortgage loans are based on the difference between the selling price and the carrying value of the related loan sold.

Loans and Loan Income – Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of unearned interest, deferred loan fees and costs, and an allowance for loan losses. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using the level yield method without anticipating prepayments.

The accrual of interest income on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the loan is well-secured and in process of collection. Consumer loans are typically charged-off no later than 120 days past due. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on non-accrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

Generally, interest accrued but not received for loans placed on non-accrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses – The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged off.

A loan is considered impaired when, based on current information and events, it is probable that the Bancorp will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case by case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent. Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Bancorp does not separately identify individual consumer and residential loans for impairment disclosures.

Federal Home Loan Bank Stock – The Bank is a member of the FHLB system. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

Transfers of Financial Assets - Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Bancorp, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of the right) to pledge or exchange the transferred assets, and (3) the Bancorp does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Premises and Equipment – Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Premises and related components are depreciated using the straight-line method with useful lives ranging from 26 to 39 years. Furniture and equipment are depreciated using the straight-line method with useful lives ranging from 2 to 10 years.

Foreclosed Real Estate – Assets acquired through or instead of loan foreclosure are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. Operating costs after acquisition are expensed.

Servicing Rights – Servicing rights are initially recorded at fair value with the income statement effect recorded in gains on sales of loans. Fair value is based on market prices for comparable mortgage servicing contracts, when available, or alternatively, is based on a valuation model that calculates the present value of estimated future net servicing income. The valuation model incorporates assumptions that market participants would use in estimating future net servicing income, such as the cost to service, the discount rate, the custodial earnings rate, an inflation rate, ancillary income, prepayment speeds and default rates and losses. The Bancorp compares the valuation model inputs and results to published industry data in order to validate the model results and assumptions.  All classes of servicing assets are subsequently measured using the amortization method which requires servicing rights to be amortized into noninterest income in proportion to, and over the period of, the estimated future net servicing income of the underlying loans.

Servicing assets are evaluated for impairment based upon the fair value of the rights as compared to carrying amount. Impairment is determined by stratifying rights into groupings based on predominant risk characteristics, such as interest rate, loan type and investor type. Impairment is recognized through a valuation allowance for an individual grouping, to the extent that fair value is less than the carrying amount. If the Bancorp later determines that all or a portion of the impairment no longer exists for a particular grouping, a reduction of the allowance may be recorded as an increase to income. Changes in valuation allowances are reported with Other Noninterest Income on the income statement. The fair values of servicing rights are subject to significant fluctuations as a result of changes in estimated and actual prepayment speeds and default rates and losses.

Servicing fee income, which is reported on the income statement as Other Noninterest Income, is recorded for fees earned for serviced loans. The fees are based on a contractual percentage of the outstanding principal, or a fixed amount per loan, and are recorded as income when earned. The amortization of mortgage servicing rights is netted against loan servicing fee income. Servicing fees totaled $179,000 and $177,000 for the years ended December 31, 2010 and 2009, respectively. Late fees and ancillary fees related to loan servicing are not material.

Investment in Real Estate Limited Partnerships – Investment in real estate limited partnerships represent the Bancorp’s investments in affordable housing projects for the primary purpose of available tax benefits. The method of accounting used for each investment is based on ownership percentage in the investment. One investment is accounted for using the cost method of accounting. The excess of the carrying amount of the investment over its estimated residual value is amortized during the periods in which associated tax credits are allocated to the investor. The annual amortization of the investment is based on the proportion of tax credits received in the current year to total estimated tax credits to be allocated to the Bancorp. The other investment is accounted for using the equity method of accounting. Under the equity method of accounting, the Bancorp records its share of the partnership’s earnings or losses in its income statement and adjusts the carrying amount of the investments on the balance sheet. These investments are reviewed for impairment when events indicate their carrying amounts may not be recoverable from future undiscounted cash flows. If impaired, the investments are reported at fair value. The Bancorp’s involvement in these types of investments is for tax planning purposes only and, as such, the Bancorp is not involved in the management or operation of such investments.

Long-term Assets – Premises and equipment and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

Bank Owned Life Insurance – The Bancorp has purchased life insurance policies on certain key executives. In accordance with accounting for split-dollar life insurance, Bank owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement.

Repurchase Agreements – Substantially, all repurchase agreement liabilities represent amounts advanced by various customers that are not covered by federal deposit insurance and are secured by securities owned by the Bancorp.

Postretirement Benefits Other Than Pensions – The Bancorp sponsors a defined benefit postretirement plan that provides comprehensive major medical benefits to all eligible retirees. Postretirement benefits are accrued based on the expected cost of providing postretirement benefits to employees during the years the employees have rendered service to the Bancorp.

Income Taxes – Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

Loan Commitments and Related Financial Instruments – Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and standby letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Earnings Per Common Share – Basic earnings per common share is net income divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock options.

Comprehensive Income – Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available-for-sale and the unrecognized gains and losses on postretirement benefits.

Loss Contingencies – Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe such matters currently exist that will have a material effect on the financial statements.

Restrictions on Cash – Cash on hand or on deposit with the Federal Reserve Bank of $692,000 and $537,000 was required to meet regulatory reserve and clearing requirements at December 31, 2010 and 2009, respectively. These balances do not earn interest.

Fair Value of Financial Instruments – Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments and other factors, especially in the absence of broad markets for particular instruments. Changes in assumptions or in market conditions could significantly affect the estimates.

Operating Segments – While the Bancorp's executive management monitors the revenue streams of the various products and services, the identifiable segments are not material and operations are managed and financial performance is evaluated on a company-wide basis. Accordingly, all of the Bancorp's financial service operations are considered by management to be aggregated in one reportable operating segment.

Reclassification – Certain amounts appearing in the consolidated financial statements and notes thereto for the year ended December 31, 2009, may have been reclassified to conform to the December 31, 2010 presentation.

Adoption of New Accounting Pronouncements –

Update Number 2010-06 – Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures About Fair Value Measurements. The Fair Value Measurements and Disclosures Topic was amended to improve disclosure requirements for those entities required to make recurring and nonrecurring fair value measurements. The accounting standard update requires new disclosures for transfers in and out of Levels 1 and 2 and for separate presentation of purchases, sales, issuances and settlements for activity in Level 3. Further, this accounting standard update clarifies the existing required disclosures when determining the level of disaggregation when reporting classes of assets and liabilities and disclosure about valuation techniques and inputs to measure fair value for both recurring and nonrecurring measurements. The new disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosure about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years, and are included on note 16.

Update Number 2010-09 – Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements. This accounting standard update modifies the requirement to disclose the date that subsequent events are considered through for SEC filers. An entity that is an SEC filer is not required to disclose the date through which subsequent events have been evaluated. This change alleviates potential conflicts between Subtopic 855-10 and the SEC’s requirements.

Update Number 2010-20 – Receivables (Topic 310): Disclosures About the Credit Quality of Financing Receivables and the Allowance for Credit Losses. This update expands disclosures about credit quality of financing receivables and allowance for credit losses. The accounting standard update will require the Bancorp to expand disclosures about the credit quality of loans and the related reserves against them. The objective of this accounting standard update is to assist the users of the financial statements in evaluating the nature of the credit risk inherent in the Bancorp’s loans receivable portfolio, how risk is analyzed to determine the allowance for loan losses, and reasons for changes in the allowance for loan losses. These disclosures are effective for fiscal years ending after December 15, 2010. The Bancorp adopted this update on December 31, 2010 and the required disclosures are included in Note 3. Adoption of this accounting standard update has not changed the methodology used to determine the allowance for loan losses.

NOTE 2 - Securities

The fair value of available-for-sale securities and the related gross unrealized gains and losses recognized in accumulated other comprehensive income (loss) were as follows:

	(Dollars in thousands)
		Gross	Gross	Estimated
	Cost	Unrealized	Unrealized	Fair
	Basis	Gains	Losses	Value
December 31, 2010
U.S. government sponsored entities	$4,172	$–	$(3)	$4,169
CMO and residential mortgage-backed securities	94,930	2,372	(160)	97,142
Municipal securities	38,549	1,027	(211)	39,365
Collateralized debt obligations	5,215	–	(3,836)	1,379
Total securities available-for-sale	$142,866	$3,399	$(4,210)	$142,055

December 31, 2009
U.S. government sponsored entities	$1,993	$52	$–	$2,045
CMO and residential mortgage-backed securities	61,095	2,302	(82)	63,315
Municipal securities	34,151	1,516	(94)	35,573
CMO government sponsored entities	22,534	168	(209)	22,493
Collateralized debt obligations	5,343	–	(3,993)	1,350
Total securities available-for-sale	$125,116	$4,038	$(4,378)	$124,776

The carrying amount, gross unrecognized gains and losses, and fair value of securities held-to-maturity were as follows:

	(Dollars in thousands)
		Gross	Gross	Estimated
	Cost	Unrecognized	Unrecognized	Fair
	Basis	Gains	Losses	Value
December 31, 2010
Municipal securities	$17,573	$613	$–	$18,186
Residential mortgage-backed securities	824	29	(1)	852
Total securities held-to-maturity	$18,397	$642	$(1)	$19,038
December 31, 2009
Municipal securities	$18,539	$724	$–	$19,263
Residential mortgage-backed securities	1,018	28	(6)	1,040
Total securities held-to-maturity	$19,557	$752	$(6)	$20,303

The fair value of debt securities and carrying amount, if different, at year end 2010 by contractual maturity were as follows. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately.

	(Dollars in thousands)
	Available-for-sale		Held-to-maturity
	Estimated			Estimated
	Fair	Tax-Equivalent	Carrying	Fair	Tax-Equivalent
	Value	Yield %	Amount	Value	Yield %
Due in one year or less	$191	7.07	$–	$–	–
Due from one to five years	5,268	2.67	1,876	1,988	6.34
Due from five years to ten years	9,159	5.82	15,697	11,825	6.03
Due over ten years	30,295	5.96	–	4,373	6.00
CMO and residential mortgage-backed securities	97,142	4.04	824	852	4.59
Total	$142,055	4.52	$18,397	$19,038	5.99

Sales of available-for-sale securities were as follows:

	(Dollars in thousands)
	2010	2009
Proceeds	$18,951	$29,933
Gross gains	913	736
Gross losses	–	–

The tax benefits related to these net realized gains and losses were $359,000 for 2010 and $289,000 for 2009.

Securities with carrying values of $24,484,000 and $27,394,000 were pledged as of December 31, 2010 and 2009, respectively, as collateral for repurchase agreements, public funds, and for other purposes as permitted or required by law.

Securities with unrealized losses at December 31, 2010 and 2009 not recognized in income are as follows:

	(Dollars in thousands)
	Less than		12 months
	12 months		or longer		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
December 31, 2010
Description of Securities:
U.S. government sponsored entities	$2,513	$(3)	$–	$–	$2,513	$(3)
CMO and residential mortgage-backed securities	13,767	(161)	–	–	13,767	(161)
Municipal securities	7,496	(194)	398	(17)	7,894	(211)
Collateralized debt obligations	–	–	1,379	(3,836)	1,379	(3,836)
Total temporarily impaired	$23,776	$(358)	$1,777	$(3,853)	$25,553	$(4,211)
Number of securities		27		5		32

	(Dollars in thousands)
	Less than		12 months
	12 months		or longer		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
December 31, 2009
Description of Securities:
U.S. government sponsored entities	$–	$–	$–	$–	$–	$–
CMO and residential mortgage-backed securities	15,604	(297)	13	–	15,617	(297)
Municipal securities	2,443	(15)	1,476	(79)	3,919	(94)
Collateralized debt obligations	–	–	1,350	(3,993)	1,350	(3,993)
Total temporarily impaired	$18,047	$(312)	$2,839	$(4,072)	$20,886	$(4,384)
Number of securities		16		7		23

Unrealized losses on securities have not been recognized into income because the securities are of high credit quality or have undisrupted cash flows. Management has the intent and ability to hold the securities for the foreseeable future, and the decline in fair value is largely due to changes in interest rates and market volatility. The fair values are expected to recover as the securities approach maturity.

NOTE 3 - Loans Receivable

Year end loans are summarized below:

	(Dollars in thousands)
	2010	2009
Loans secured by real estate:
Construction and land development	$46,371	$53,288
Residential, including home equity	153,150	184,730
Commercial real estate and other dwelling	146,111	141,443
Total loans secured by real estate	345,632	379,461
Consumer loans	765	1,505
Commercial business	61,837	63,145
Government and other	10,380	14,474
Subtotal	418,614	458,585
Less:
Net deferred loan origination fees	(273)	(285)
Undisbursed loan funds	(108)	(55)
Loans receivable	$418,233	$458,245

The Bancorp’s activity in the allowance for loan losses, by loan segment, is summarized below for the years indicated.

	(Dollars in thousands)
			Commercial
			Real Estate,
	Residential		Construction
	Real Estate,		& Land
	Including		Development	Commercial	Commercial
	Home	Consumer	and Other	Participations	Business
	Equity	Loans	Dwellings	Purchased	Loans	Government	Total
2010
Allowance for Loan Losses
Beginning Balance	$536	$51	$813	$4,131	$583	$–	$6,114
Charge-offs	(764)	(35)	(900)	(987)	(182)	–	(2,868)
Recoveries	38	9	–	248	10	–	305
Provisions	1,184	5	2,860	1,312	209	–	5,570
Ending Balance	$994	$30	$2,773	$4,704	$620	$–	$9,121

Ending balance: individually evaluated for impairment	$1	$–	$875	$1,897	$21	$–	$2,794

Ending balance: collectively evaluated for impairment	$993	$30	$1,898	$2,807	$599	$–	$6,327

Ending balance: loans acquired with deteriorated credit quality	$–	$–	$–	$–	$–	$–	$–

FINANCING RECEIVABLES
Ending balance	$152,881	$874	$163,616	$28,866	$61,726	$10,270	$418,233

Ending balance: individually evaluated for impairment	$64	$–	$10,974	$14,493	$482	$–	$26,013

Ending balance: collectively evaluated for impairment	$152,817	$874	$152,642	$14,373	$61,244	$10,270	$392,220

Ending balance: loans acquired with deteriorated credit quality	$–	$–	$–	$–	$–	$–	$–

2009
Allowance for Loan Losses
Beginning Balance	$394	$68	$2,081	$1,853	$1,434	$–	$5,830
Charge-offs	(489)	(11)	(645)	(7,133)	(162)	–	(8,440)
Recoveries	1	7	16	45	115	–	184
Provisions	630	(13)	(639)	9,366	(804)	–	8,540
Ending Balance	$536	$51	$813	$4,131	$583	$–	$6,114

Ending balance: individually evaluated for impairment	$–	$–	$239	$908	$32	$–	$1,179

Ending balance: collectively evaluated for impairment	$536	$51	$574	$3,223	$551	$–	$4,935

Ending balance: loans acquired with deteriorated credit quality	$–	$–	$–	$–	$–	$–	$–

FINANCING RECEIVABLES
Ending balance	$184,438	$1,593	$162,454	$32,277	$63,099	$14,384	$458,245

Ending balance: individually evaluated for impairment	$64	$–	$2,022	$11,872	$3,007	$–	$16,965

Ending balance: collectively evaluated for impairment	$184,374	$1,593	$160,432	$20,405	$60,092	$14,384	$441,280

Ending balance: loans acquired with deteriorated credit quality	$–	$–	$–	$–	$–	$–	$–

The Bancorp’s credit quality indicators by loan segment is summarized below for the years indicated.

	(Dollars in thousands)
	Corporate Credit Exposure - Credit Risk Portfolio By Creditworthiness Category
	Commercial Real Estate, Construction &
	Land Development and Other Dwellings		Commercial Participations Purchased		Commercial Business Loans		Government
Loan Grades	2010	2009	2010	2009	2010	2009	2010	2009
2 Modest Risk	$31	$42	$–	$–	$4,724	$1,624	$–	$–
3 Acceptable Risk	63,330	63,285	1,473	559	30,549	26,240	10,270	14,384
4 Pass/monitor	78,758	75,500	6,482	19,815	21,131	29,656	–	–
5 Special mention (watch)	9,817	20,626	6,419	30	2,517	3,832	–	–
6 Substandard	11,680	451	14,492	11,873	2,805	1,747	–	–
7 Doubtful	–	2,550	–	–	–	–	–	–
Total	$163,616	$162,454	$28,866	$32,277	$61,726	$63,099	$10,270	$14,384

	(Dollars in thousands)
	Consumer Credit Exposure - Credit Risk Profile based On Payment Activity
	Residential Real Estate,
	Including Home Equity		Consumer Loans
	2010	2009	2010	2009
Performing	$149,892	$180,163	$871	$1,587
Non-performing	2,989	4,275	3	6
Total	$152,881	$184,438	$874	$1,593

The Bancorp’s impaired loans are summarized below for the years indicated:

	(Dollars in thousands)
		Unpaid		Average	Interest
	Recorded	Principal	Related	Recorded	Income
	Investment	Balance	Allowance	Investment	Recognized
2010
With no related allowance recorded
Residential real estate, including home equity	$64	$103	$–	$28	$–
Commercial real estate, construction & land development and other dwellings	1,054	1,345	–	2,181	19
Commercial participations purchased	2,696	8,140	–	397	92
Commercial business loans	354	354	–	414	1
With an allowance recorded:
Residential real estate, including home equity	–	–	1	–	–
Commercial real estate, construction & land development and other dwellings	9,920	10,361	875	3,181	305
Commercial participations purchased	11,797	11,797	1,897	16,098	216
Commercial business loans	128	128	21	113	4
Total:
Residential real estate, including home equity	$64	$103	$1	$28	$–
Commercial real estate, construction & land development and other dwellings	$10,974	$11,706	$875	$5,362	$324
Commercial participations purchased	$14,493	$19,937	$1,897	$16,495	$308
Commercial business loans	$482	$482	$21	$527	$5

	(Dollars in thousands)
		Unpaid		Average	Interest
	Recorded	Principal	Related	Recorded	Income
	Investment	Balance	Allowance	Investment	Recognized
2009
With no related allowance recorded
Residential real estate, including home equity	$64	$64	$–	$13	$–
Commercial real estate, construction & land development and other dwellings	1,005	1,019	–	1,299	1
Commercial participations purchased	1,601	5,121	–	–	20
Commercial business loans	2,906	2,956	–	192	9
With an allowance recorded:
Residential real estate, including home equity	–	–	–	–	–
Commercial real estate, construction & land development and other dwellings	1,017	1,017	239	1,630	23
Commercial participations purchased	10,271	11,632	908	9,501	51
Commercial business loans	101	101	32	185	1
Total:
Residential real estate, including home equity	$64	$64	$–	$13	$–
Commercial real estate, construction & land development and other dwellings	$2.022	$2,036	$239	$2,929	$24
Commercial participations purchased	$11,872	$16,753	$908	$9,501	$71
Commercial business loans	$3,007	$3,057	$32	$377	$10

The Bancorp’s age analysis of past due financing receivables are summarized below for the years indicated:

	(Dollars in thousands)

							Recorded
						Total	Investments	>
	30- 59 Days	60 - 89 Days	Greater Than	Total Past		Receivables	90 Days and
	Past Due	Past Due	90 Days	Due	Current	Financing	Accruing
2010
Residential real estate, including home equity	$5,832	$2,423	$2,859	$11,114	$141,767	$152,881	$145
Consumer loans	29	–	3	32	842	874	3
Commercial real estate, construction & land development and other dwellings	410	2,573	3,747	6,730	156,886	163,616	–
Commercial participations purchased	–	–	14,492	14,492	14,374	28,866	–
Commercial business loans	408	18	354	780	60,946	61,726	–
Government	–	–	–	–	10,270	10,270	–
Total	$6,679	$5,014	$21,455	$33,148	$385,085	$418,233	$148

2009
Residential real estate, including home equity	$3,771	$2,804	$4,184	$10,759	$173,679	$184,438	$1,485
Consumer loans	41	–	6	47	1,546	1,593	6
Commercial real estate, construction & land development and other dwellings	1,531	425	1,997	3,953	158,501	162,454	–
Commercial participations purchased	3,333	327	8,212	11,872	20,405	32,277	–
Commercial business loans	560	153	339	1,052	62,047	63,099	–
Government	–	–	–	–	14,384	14,384	–
Total	$9,236	$3,709	$14,738	$27,683	$430,562	$458,245	$1,491

The Bancorp’s financing receivables on nonaccrual status are summarized below for the years indicated.

	(Dollars in thousands)
	2010	2009
Residential real estate, including home equity	$2,843	$2,789
Consumer loans	–	–
Commercial real estate, construction & land development and other dwellings	6,150	2,055
Commercial participations purchased	14,492	11,872
Commercial business loans	482	358
Government	–	–
Total	$23,967	$17,074

During September 2010, the Bancorp’s management implemented a strategy with a sale of fixed rate mortgage loans from its loan portfolio by selling $5,126,000 in fixed rate mortgage loans, while funding newly originated construction & land development, commercial and government loan originations. During January of 2009, the Bancorp’s management implemented a similar strategy with a sale of fixed rate mortgage loans from its loan portfolio by selling $10,497,000 in fixed rate mortgage loans, while funding newly originated construction & land development, commercial and government loan originations. Imple-menting both balance sheet restructuring strategies had a positive impact on interest rate risk by replacing longer duration fixed rate mortgage loans with shorter duration non-mortgage loans that will reprice more frequently. The gain realized from the 2010 loan sale totaled approximately $217,000, while the gain realized from the 2009 sale totaled approximately $231,000.

NOTE 4 - Loan Servicing

Mortgage loans serviced for others are not reported as assets. The principal balances of these loans at year end are as follows:

	(Dollars in thousands)
	2010	2009
Mortgage loan portfolios serviced for FHLMC	$58,944	$51,512

Custodial escrow balances maintained in connection with the foregoing loan servicing were approximately $601,000 and $596,000 at December 31, 2010 and 2009, respectively.

Activity for capitalized mortgage servicing rights, was as follows:

	(Dollars in thousands)
	2010	2009
Servicing rights:
Beginning of year	$309	$276
Additions	179	177
Amortized to expense	(113)	(144)
End of year	$375	$309

At December 31, 2010 and 2009, there was no valuation allowance required. The fair value of mortgage servicing rights at December 31, 2010 and 2009 was $434,000 and $398,000, respectively.

NOTE 5 - Premises and Equipment, Net

At year end, premises and equipment are summarized below:

	(Dollars in thousands)
	2010	2009
Cost:
Land	$4,540	$5,069
Buildings and improvements	19,083	17,939
Furniture and equipment	10,751	10,194
Total cost	34,374	33,202
Less accumulated depreciation	(15,081)	(13,612)
Premises and equipment, net	$19,293	$19,590

Depreciation expense was $1,469,000 and $1,422,000 for 2010 and 2009.

NOTE 6 - Foreclosed Real Estate

At year end, foreclosed real estate is summarized below:

	(Dollars in thousands)
	2010	2009
Commercial real estate and other dwellings	$563	$1,897
Residential real estate	931	1,082
Construction and land development	1,804	768
Total	$3,298	$3,747

NOTE 7 - Income Taxes

Components of the income tax expense (benefit) consist of the following:

	(Dollars in thousands)
	2010	2009
Federal:
Current	$1,771	$(365)
Deferred	(757)	(134)
State:
Current	14	6
Deferred	(231)	(320)
Income tax expense (benefit)	$797	$(813)

Effective tax rates differ from the federal statutory rate of 34% applied to income before income taxes due to the following:

	(Dollars in thousands)
	2010	2009
Federal statutory rate	34%	34%
Tax expense at statutory rate	$2,032	$569
State tax, net of federal effect	(143)	(201)
Tax exempt income	(907)	(937)
Bank owned life insurance	(137)	(138)
Tax credits	(76)	(112)
Other	28	6
Total income tax expense (benefit)	$797	$(813)

The components of the net deferred tax asset recorded in the consolidated balance sheets are as follows:

	(Dollars in thousands)
	2010	2009
Deferred tax assets:
Bad debts	$3,582	$2,404
Deferred loan fees	107	112
Deferred compensation	647	636
Unrealized depreciation on securities available-for-sale, net	249	92
Net operating loss	727	709
Tax credits	46	269
Nonaccrual loan interest income	22	79
Restricted stock awards	56	39
REO writedowns	22	66
Unqualified DCP	43	42
Post retirement benefit	67	65
Other-than-temporary impairment	90	46.
Other	21	6
Total deferred tax assets	5,679	4,565

Deferred tax liabilities:
Depreciation	(1,063)	(1,137)
Prepaids	(207)	(198)
Mortgage servicing rights	(147)	(121)
Deferred stock dividends	(115)	(115)
Post retirement unrealized gain	(50)	(56)
Other	(13)	(18)
Total deferred tax liabilities	(1,595)	(1,645)
Valuation allowance	(387)	(376)
Net deferred tax assets	$3,697	$2,544

The Bancorp has a state net operating loss carry forward of approximately $13,000,000, which will begin to expire in 2022 if not used. The Bancorp also has a state tax credit carry forward of approximately $69,000 which will begin to expire in 2017 if not used. A valuation allowance of $387,000 and $376,000 was provided at December 31, 2010 and 2009, respectively, for the state net operating loss and state tax credit, as management does not believe these amounts will be fully utilized before statutory expiration.

The Bancorp qualified under provisions of the Internal Revenue Code, to deduct from taxable income a provision for bad debts in excess of the provision for such losses charged to income in the financial statements, if any. Accordingly, retained earnings at December 31, 2010 and 2009 includes, approximately $5,982,000 for which no provision for federal income taxes has been made. If, in the future, this portion of retained earnings is used for any purpose other than to absorb bad debt losses, federal income taxes would be imposed at the then applicable rates. The unrecorded deferred income tax liability on the above amounts was approximately $2,034,000 at December 31, 2010 and 2009.

The Bancorp and its subsidiaries are subject to US Federal income tax as well as income tax of the states of Indiana and Illinois. The Bancorp is no longer subject to examination by taxing authorities for the years before 2007 for federal and 2006 for state.

NOTE 8 - Deposits

The aggregate amount of certificates of deposit with a balance of $100,000 or more was $83,500,000 at December 31, 2010 and $98,700,000 at December 31, 2009.

At December 31, 2010, scheduled maturities of certificates of deposit were as follows:

(Dollars in thousands)
2011	$172,573
2012	25,344
2013	380
2014	149
Total	$198,446

NOTE 9 - Borrowed Funds

At year end, borrowed funds are summarized below:

	(Dollars in thousands)
	2010	2009
Fixed rate advances from the FHLB	$24,000	$33,000
Putable advances from the FHLB	5,000	5,000
Line of credit from the FHLB	3,248	8,464
Other	296	665
Total	$32,544	$47,129

Repurchase agreements generally mature within one year and are secured by U.S. government and U.S agency securities, under the Bancorp’s control. At year end, information concerning these retail repurchase agreements is summarized below:

	(Dollars in thousands)
	2010	2009
Ending balance	$16,074	$15,893
Average balance during the year	19,469	21,333
Maximum month-end balance during the year	22,369	23,451
Securities underlying the agreements at year end:
Carrying value	24,484	27,394
Fair value	24,915	27,829
Average interest rate during the year	0.92%	1.36%
Average interest rate at year end	0.70%	1.34%

At year-end, advances from the Federal Home Loan Bank were as follows:

	(Dollars in thousands)
	2010	2009

Fixed rate advances, maturing March 2011 through August 2015, at rates from 1.84% to 3.59% average rate: 2010 - 2.47%; 2009 - 2.98%	$24,000	$33,000
Putable advances, maturing February 2013 at a rate of 2.62%, average rate: 2010 - 2.62%; 2009 - 2.62%	5,000	5,000

Fixed rate advances are payable at maturity, with a prepayment penalty. Variable rate advances have a maturity of six months and reprice daily. Putable advances are fixed for a period of one to three years and then may adjust quarterly to the three-month London Interbank Offered Rate until maturity. Once the putable advance interest rate adjusts, the Bancorp has the option to prepay the advance on specified quarterly interest rate reset dates. The advances were collateralized by mortgage loans totaling $148,935,000 and $179,006,000 at December 31, 2010 and 2009, respectively. In addition to the fixed rate and putable advances, the Bancorp maintains a $10,000,000 line of credit with the Federal Home Loan Bank of Indianapolis. The outstanding balance on the line of credit was $3,200,000 and $8,500,000 at December 31, 2010 and 2009, respectively.

Other borrowings at December 31, 2010 and 2009 include Treasury, Tax and Loan and reclassified bank balances.

At December 31, 2010, scheduled maturities of borrowed funds were as follows:

(Dollars in thousands)
2011	$6,544
2012	5,000
2013	11,000
2014	6,000
2015	4,000
Total	$32,544

NOTE 10 - Employees’ Benefit Plans

The Bancorp maintains an Employees’ Savings and Profit Sharing Plan and Trust for all employees who meet the plan qualifications. Employees are eligible to participate in the Employees’ Savings and Profit Sharing Plan and Trust on the next January 1 or July 1 following the completion of one year of employment, age 18, and completion of 1,000 hours of employment. The Employees’ Savings Plan feature allows employees to make pre-tax contributions to the Employees’ Savings Plan of 1% to 50% of Plan Salary, subject to limitations imposed by Internal Revenue Code section 401(k). The Profit Sharing Plan and Trust feature is noncontributory on the part of the employee. Contributions to the Employees’ Profit Sharing Plan and Trust are made at the discretion of the Bancorp’s Board of Directors. Contributions for the year ended December 31, 2010 and 2009, were based on 4% and 3% of the participants’ total compensation excluding incentives, respectively. Participants in the plan become 100% vested upon completion of five years of service. The benefit plan expense amounted to $288,000 and $199,000 for 2010 and 2009, respectively.

The Bancorp maintains an Unqualified Deferred Compensation Plan (the Plan). The purpose of the Plan is to provide deferred compensation to key senior management employees of the Bancorp in order to recognize their substantial contributions to the Bank and provide them with additional financial security as inducement to remain with the Bank. The Compensation Committee selects which persons shall be participants in the Plan. Participants’ accounts are credited each year with an amount based on a formula involving the participant’s employer funded contributions under all qualified plans and the limitations imposed by Internal Revenue Code subsection 401(a)(17) and Code section 415. The unqualified deferred compensation plan liability at December 31, 2010 and 2009 was $114,000 and $107,000, respectively. The Plan expense amounted to $8,000 for 2010 and 2009.

The Bancorp sponsors a defined benefit postretirement plan that provides comprehensive major medical benefits to all eligible retirees. Eligible retirees are those who have attained age 65, have completed at least 18 years of service and are eligible for coverage under the employee group medical plan as of the date of their retirement. Spouses of eligible retirees are covered if they were covered as of the employee’s date of retirement. Surviving spouses are covered if they were covered at the time of the retiree’s death. Dependent children of eligible retirees are generally covered to the later of age 19 or until the child ceases being a full-time student. Surviving dependent children are subject to the same eligibility restrictions if they were covered at the time of the retiree’s death. Currently, the Bancorp pays $143.00 of the retiree monthly medical coverage premium. This amount will remain fixed over the benefit period. Retirees pay 100% of the premiums for all dependent medical coverage. The Bancorp uses December 31 as the measurement date for its postretirement plan. The benefit obligation for this plan was $36,000 and $30,000 at December 31, 2010 and 2009, respectively. Benefit plan expense was $6,000 and $5,000 for 2010 and 2009, respectively, and contains no significant components, and thus details are not presented due to immateriality. Since future expected payments over the next ten years are approximately $15,000, detail by year is not presented due to immateriality. Also, future benefit plan obligations, funded status, and expense are considered immaterial.

Directors have deferred some of their fees in consideration of future payments. Fee deferrals, including interest, totaled $111,000 and $122,000 for 2010 and 2009, respectively. The deferred fee liability at December 31, 2010 and 2009 was $1,646,000 and $1,618,000, respectively.

NOTE 11 - Regulatory Capital

The Bancorp and Bank are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet various capital requirements can initiate regulatory action. Prompt corrective action regulations provide five classifications, including well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits.  If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At December 31, 2010 and 2009, the most recent regulatory notifications categorized the Bancorp and Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Bancorp’s or the Bank’s category.

At year-end, capital levels for the Bancorp and the Bank were essentially the same. Actual capital levels (in millions), minimum required levels and levels needed to be classified as well capitalized for the Bancorp are summarized below:

					Minimum
					Required To Be
					Well Capitalized
			Minimum Required		Under Prompt
			for Capital		Corrective
	Actual		Adequacy Purposes		Action Regulations
(Dollars in millions)	Amount	Ratio	Amount	Ratio	Amount	Ratio
2010
Total capital to risk-weighted assets	$61.5	12.9%	$38.0	8.0%	$47.6	10.0%
Tier 1 capital to risk-weighted assets	$55.5	11.7%	$19.0	4.0%	$28.5	6.0%
Tier 1 capital to adjusted average assets	$55.5	8.5%	$19.5	3.0%	$32.6	5.0%
2009
Total capital to risk-weighted assets	$58.7	11.5%	$40.8	8.0%	$51.0	10.0%
Tier 1 capital to risk-weighted assets	$52.6	10.3%	$20.4	4.0%	$30.6	6.0%
Tier 1 capital to adjusted average assets	$52.6	7.8%	$20.1	3.0%	$33.5	5.0%

The Bancorp’s ability to pay dividends is entirely dependent upon the Bank’s ability to pay dividends to the Bancorp. The FDIC and the Federal Reserve Board may prohibit the payment of dividends if it determines that the payment of dividends would constitute an unsafe or unsound practice in light of the financial condition of the Bank.  During the second quarter of 2010, the Federal Reserve Bank of Chicago (the Reserve Bank) notified the Bancorp’s management that future shareholder dividend payments would require Reserve Bank permission in accordance with Supervisory Letter 09-4. The Reserve Bank’s requirement to approve future dividend payments was a result of the Bancorp’s $1,400,000 net loss recorded during the third quarter of 2009.  During the third quarter of 2010, the FDIC notified the Bancorp’s management that dividend payments from the Bank to the Bancorp would require prior approval from the FDIC.  The FDIC’s requirement to approve future dividend payments from the Bank to the Bancorp was a result of the Bank’s elevated level of substandard assets. Moreover, pursuant to a resolution adopted by the Bank’s Board of Directors adopted at the direction of the Indiana Department of Financial Institutions (DFI) and the FDIC, the Bank must obtain the consent of the DFI and FDIC prior to any declaration of dividends.  A similar resolution requiring prior written approval by the Federal Reserve Bank of Chicago of Bancorp dividends was adopted by the Bancorp’s Board of Directors on January 28, 2011.  On December 17, 2010, the Bancorp announced that the Board of Directors of the Bancorp declared a fourth quarter dividend of $0.15 per share. The Bancorp’s fourth quarter dividend was paid to shareholders on January 4, 2011. During December 2010, the Reserve Bank, the DFI, and the FDIC approved the fourth quarter dividend payments. The current dividend policy is reflective of the Bancorp Board’s commitment that the shareholder’s long term interests are best served through the preservation of capital in the current stressed economic environment.

Under Indiana law, the Bank may pay dividends of so much of its undivided profits (generally, earnings less losses, bad debts, taxes and other operating expenses) as is considered expedient by the Bank’s Board of Directors. However, the Bank must obtain the approval of the DFI for the payment of a dividend if the total of all dividends declared by the Bank during the current year, including the proposed dividend, would exceed the sum of retained net income for the year-to-date plus its retained net income for the previous two years. For this purpose, “retained net income” means net income as calculated for call report purposes, less all dividends declared for the applicable period. Moreover, the FDIC and the Reserve Bank may prohibit the payment of dividends if it determines that the payment of dividends would constitute an unsafe or unsound practice because of the financial condition of the Bancorp. The maximum aggregate amount of dividends, subject to regulatory approval, which may be declared by the Bank in 2011 approximates $3,657,000 plus current 2011 net profits.

NOTE 12 - Stock Based Compensation

The Bancorp’s 2004 Stock Option Plan (the Plan), which is stockholder-approved, permits the grant of share options to its employees for up to 250,000 shares of common stock. Awards granted under the Plan may be in the form of incentive stock options, non-incentive stock options, or restricted stock. The purposes of the Plan are to attract and retain the best available personnel, to provide additional incentives for all employees and to encourage their continued employment by facilitating employees’ purchases of an equity interest in the Bancorp. Option awards are generally granted with an exercise price equal to the market price of the Bancorp’s common stock at the date of grant; those option awards have five year vesting periods and have 10-year contractual terms. Total compensation cost that has been charged against income for incentive stock options was $1,000 for 2010 and 2009.

The fair value of each incentive stock option award is estimated on the date of grant using a closed form option valuation (Black-Scholes) model. Expected volatilities are based on historical volatilities of the Company’s common stock. No incentive stock options were granted during 2010 or 2009. The Company uses historical data to estimate option exercise and post-vesting termination behavior. The expected term of options granted is based on historical data and represents the period of time that options granted are expected to be outstanding, which takes into account that the options are not transferable. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of the grant.

A summary of the Bancorp’s stock option activity for 2010 and 2009 follows:

			Weighted
		Weighted	Average
		Average	Remaining	Aggregate
		Exercise	Contractual	Value
	Shares	Price	Term	Intrinsic
Outstanding at January 1, 2009	70,597	$23.56
Granted	–	–
Exercised	(200)	20.50
Forfeited or expired	(4,650)	21.73
Outstanding at end of year	65,747	$23.69	2.2	$–
Vested or expected to vest	65,747	$23.69	2.2	$–
Exercisable at December 31, 2009	64,747	$23.62	2.1	$–

Outstanding at January 1, 2010	65,747	$23.69	2.2	$–
Granted	–	–
Exercised	–	–
Forfeited or expired	(16,500)	21.98
Outstanding at end of year	49,247	$24.27	1.7	$–
Vested or expected to vest	49,247	$24.27	1.7	$–
Exercisable at December 31, 2010	48,247	$24.18	1.6	$–

As of December 31, 2010, there was $2,000 of total unrecognized compensation costs related to nonvested incentive stock options granted under the Plan. The cost is expected to be recognized over a weighted-average period of 2.2 years.

Restricted stock awards are generally granted with an award price equal to the market price of the Bancorp’s common stock on the award date. Restricted stock awards have been issued with a five year vesting period. Forfeiture provisions exist for personnel that separate employment before the vesting period expires. Compensation expense related to restricted stock awards are recognized over the vesting period. Total compensation cost that has been charged against income for those plans was $35,000 and $39,000 for 2010 and 2009, respectively.

A summary of changes in the Bancorp’s nonvested restricted stock for 2010 and 2009 follows:

		Weighted
		Average
		Grant Date
Nonvested Shares	Shares	Fair Value
Nonvested at January 1, 2009	7,550	$30.14
Granted	2,500	18.95
Vested	(1,800)	30.50
Forfeited	(700)	27.93
Nonvested at December 31, 2009	7,550	$26.55

Granted	300	16.75
Vested	(250)	35.50
Forfeited	(850)	26.76
Nonvested at December 31, 2010	6,750	$25.72

As of December 31, 2010, there was $64,000 of total unrecognized compensation cost related to nonvested restricted shares granted under the Plan. The cost is expected to be recognized over a weighted-average period of 2.1 years.

NOTE 13 - Earnings Per Common Share

A reconciliation of the numerators and denominators of the basic earnings per common share and diluted earnings per common share computations for 2010 and 2009 is presented below.

	2010	2009
Basic earnings per common share:
Net income available to common stockholders	$5,178,547	$2,487,851
Weighted-average common shares outstanding	2,823,599	2,814,488
Basic earnings per common share	$1.83	$0.88
Diluted earnings per common share:
Net income available to common stockholders	$5,178,547	$2,487,851
Weighted-average common shares outstanding	2,823,599	2,814,488
Add: dilutive effect of assumed stock option exercises and restricted stock	–	–
Weighted-average common and dilutive potential common shares outstanding	2,823,599	2,814,488
Diluted earnings per common share	$1.83	$0.88

There were 49,247 and 65,747 anti-dilutive shares outstanding at December 31, 2010 and 2009, respectively.

NOTE 14 - Related Party Transactions

The Bancorp had aggregate loans outstanding to directors and executive officers (with individual balances exceeding $120,000) of $7,951,000 at December 31, 2010 and $9,825,000 at December 31, 2009. For the year ended December 31, 2010, the following activity occurred on these loans:

(Dollars in thousands)
Aggregate balance at the beginning of the year	$9,825
New loans	1,133
Repayments	(3,007)
Aggregate balance at the end of the year	$7,951

Deposits from directors and executive officers were $1,900,000 and $1,700,000 at December 31, 2010 and 2009, respectively.

NOTE 15 - Commitments and Contingencies

The Bancorp is a party to financial instruments in the normal course of business to meet the financing needs of its customers. These financial instruments, which include commitments to make loans and standby letters of credit, are not reflected in the accompanying consolidated financial statements. Such financial instruments are recorded when they are funded.

The Bancorp’s exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to originate loans and standby letters of credit is represented by the contractual amount of those instruments. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. The Bancorp uses the same credit policy to make such commitments as it uses for on-balance sheet items. Since commitments to make loans may expire without being used, the amount does not necessarily represent future cash commitments.

The Bancorp had outstanding commitments to originate loans as follows:

		(Dollars in thousands)
	Fixed	Variable
	Rate	Rate	Total
December 31, 2010:
Commercial business	$12,073.	$26,008	$38,081
Real estate	10,894	8,142	19,036
Consumer loans	–	15	15
Unsecured consumer overdrafts	10,803	–	10,803
Total	$33,770	$34,165	$67,935
December 31, 2009:
Commercial business	$18,267	$26,900	$45,167
Real estate	11,716	10,150	21,866
Consumer loans	–	20	20
Unsecured consumer overdrafts	10,751	–	10,751
Total	$40,734	$37,070	$77,804

The $33,770,000 in fixed rate commitments outstanding at December 31, 2010 had interest rates ranging from 2.30% to 10.00%, for a period not to exceed forty-five days.  At December 31, 2009, fixed rate commitments outstanding of $40,734,000 had interest rates ranging from 2.24% to 10.00%, for a period not to exceed forty-five days. Mortgage interest rate locks are a component of real estate commitments, were treated as derivative transactions, and valued accordingly at year-end.

Standby letters of credit are conditional commitments issued by the Bancorp to guarantee the performance of a customer to a third party. At December 31, 2010 and 2009, the Bancorp had standby letters of credit totaling $7,681,000 and $8,204,000, respectively. The Bancorp evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bancorp upon extension of credit, is based on management’s credit evaluation of the borrower. Collateral obtained may include accounts receivable, inventory, property, land or other assets.

NOTE 16 - Fair Values of Financial Instruments

The Fair Value Measurements Topic (the Topic) establishes a hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The Topic describes three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity’s own assumptions about the assumptions that market participants would use in pricing and asset or liability.

The fair values of securities available for sale are determined on a recurring basis by obtaining quoted prices on nationally recognized securities exchanges or pricing models utilizing significant observable inputs such as matrix pricing, which is a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted securities. Different judgment and assumptions used in pricing could result in different estimates of value. In certain cases where market data is not readily available because of lack of market activity or little public disclosure, values may be based on unobservable inputs and classified in Level 3 of the fair value hierarchy.

At the end of each reporting period, securities held in the investment portfolio are evaluated on an individual security level for other-than-temporary impairment in accordance with the Investments – Debt and Equity Securities Topic, Section 320-10-35. Impairment is other-than-temporary if the decline in the fair value of the security is below its amortized cost and it is probable that all amounts due according to the contractual terms of a debt security will not be received. Significant judgments are required in determining impairment, which include making assumptions regarding the estimated prepayments, loss assumptions and the change in interest rates. The Bancorp considers the following factors when determining other-than-temporary impairment for a security: the length of time and the extent to which the market value has been less than amortized cost; the financial condition and near-term prospects of the issuer; the underlying fundamentals of the relevant market and the outlook for such market for the near future; an assessment of whether the Bancorp has (1) the intent to sell the debt securities or (2) more likely than not will be required to sell the debt securities before their anticipated market recovery.

If either of these conditions are met, management will recognize other-than-temporary impairment. If, in management’s judgment, an other-than-temporary impairment exists, the cost basis of the security will be written down for the credit loss, and the unrealized loss will be transferred from accumulated other comprehensive loss as an immediate reduction of current earnings.

For the period ended December 31, 2010, the Bancorp’s management utilized a specialist to perform an other-than-temporary impairment analysis for each of its four pooled trust preferred securities. The analysis utilizes analytical models used to project future cash flows for the pooled trust preferred securities based on current assumptions for prepayments, default and deferral rates, and recoveries. The projected cash flows are than tested for impairment consistent with the Investments – Other Topic and the Investments – Debt and Equity Securities Topic. The other-than-temporary impairment testing compares the present value of the cash flows from quarter to quarter to determine if there is a “favorable” or “adverse” change. Other-than-temporary impairment is recorded if the projected present value of cash flows is lower than the book value of the security. To perform the quarterly other-than-temporary impairment analysis, management utilizes current reports issued by the trustee, which contains principal and interest tests, waterfall distributions, note valuations, collection detail and credit ratings for each pooled trust preferred security. In addition, a detailed review of the performing collateral was performed. The review of the collateral began with a review of financial information provided by SNL Financial, a comprehensive database, widely used in the industry, which gathers financial data on banks and thrifts from U.S. GAAP financial statements for public companies (annual and quarterly reports on Forms 10-K and 10-Q), as well as regulatory reports for private companies, including consolidated financial statements for bank holding companies (FR Y-9C reports) and parent company-only financial statements for bank holding companies (FR Y-9LP reports) filed with the Federal Reserve, bank call reports filed with the FDIC and thrift financial reports provided by the Office of Thrift Supervision. Using the information sources described above, for each bank and thrift examined, the following items were examined: nature of the issuer’s business, years of operating history, corporate structure, loan composition and loan concentrations, deposit mix, asset growth rates, geographic footprint and local economic environment. The issuers’ historical financial performance was reviewed and their financial ratios were compared to appropriate peer groups of regional banks or thrifts with similar asset sizes. The analysis focused on six broad categories: profitability (revenue streams and earnings quality, return on assets and shareholder’s equity, net interest margin and interest rate sensitivity), credit quality (charge-offs and recoveries, non-current loans and total non-performing assets as a percentage of total loans, loan loss reserve coverage and the adequacy of the loan loss provision), operating efficiency (non-interest expense compared to total revenue), capital adequacy (Tier-1, total capital and leverage ratios and equity capital growth), leverage (tangible equity as a percentage of tangible assets, short-term and long-term borrowings and double leverage at the holding company) and liquidity (the nature and availability of funding sources, net non-core funding dependence and quality of deposits). In addition, for publicly traded companies, stock price movements were reviewed and the market price of publicly traded debt instruments was examined. The other-than-temporary impairment analysis indicated that the Bancorp’s four pooled trust preferred securities had aggregate other-than-temporary impairment in the amount of $128,000, as of December 31, 2010.

The table below shows the credit loss roll forward for the Bancorp’s pooled trust preferred securities that have been classified with other-than-temporary impairment:

(Dollars in thousands)
Collateralized debt obligations other-
than-temporarily
impairment
Ending balance - December 31, 2009	$136
Additions not previously recognized	128
Ending balance - December 31, 2010	$264

Below is a table containing information regarding the Bancorp’s pooled trust preferred securities as of December 31, 2010:

	74073CAC1	74042TAJ0	01449TAB9	01450NAC6
Deal name	PreTSL XXIV	PreTSL XXVII	Alesco IX	Alesco XVII
Class	B-1	C-1	A-2A	B
Book value	1,256,972	1,296,077	1,309,886	1,351,903
Fair value	262,827	220,945	637,050	257,790
Unrealized gains/(losses)	(994,145)	(1,075,133)	(672,836)	(1,094,113)
Lowest credit rating assigned	CC	C	BB	CCC
Number of performing banks	47	27	44	36
Number of performing insurance companies	12	7	10	n/a
Number of issuers in default	14	6	8	7
Number of issuers in deferral	20	9	14	13
Defaults & deferrals as a % of performing collateral	59.84%	37.12%	46.63%	63.27%
Subordination:
As a % of performing collateral	-22.67%	-21.45%	14.91%	-18.76%
As a % of performing collateral - adjusted for projected future defaults	-28.86%	-28.51%	9.86%	-24.36%
Other-than-temporary impairment model assumptions:
Defaults:
Year 1 - issuer average	2.60%	2.70%	3.00%	2.70%
Year 2 - issuer average	1.10%	1.40%	1.30%	0.90%
Year 3 - issuer average	1.10%	1.40%	1.30%	0.90%
> 3 Years- issuer average	(1)	(1)	(1)	(1)
Discount rate - 3-month LIBOR plus implicit yield spread at purchase	1.48%	1.23%	1.27%	1.44%
Recovery assumptions	(2)	(2)	(2)	(2)
Prepayments	0.00%	0.00%	0.00%	0.00%
Other-than-temporary impairment	41,100	132,000	29,250	61,950

(1) Default rates > 3 years are evaluated on an issuer by issuer basis and range from 0.25% to 5.00%.
(2) Recovery assumptions are evaluated on an issuer by issuer basis and range from 0% to 15% with a five year lag.

In the table above, the Bancorp’s subordination for each trust preferred security is calculated by taking the total performing collateral and subtracting the sum of the total collateral within the Bancorp’s class and the total collateral within all senior classes, and then stating this result as a percentage of the total performing collateral. This measure is an indicator of the level of collateral that can default before potential cash flow disruptions may occur. In addition, management calculates subordination assuming future collateral defaults by utilizing the default/deferral assumptions in the Bancorp’s other-than-temporary impairment analysis. Subordination assuming future default/deferral assumptions is calculated by deducting future defaults from the current performing collateral. At December 31, 2010, management reviewed the subordination levels for each security in context of the level of current collateral defaults and deferrals within each security; the potential for additional defaults and deferrals within each security; the length of time that the security has been in “payment in kind” status; and the Bancorp’s class position within each security.

Management calculated the other-than-temporary impairment model assumptions based on the specific collateral underlying each individual security. The following assumption methodology was applied consistently to each of the four pooled trust preferred securities: For collateral that has already defaulted, no recovery was assumed; no cash flows were assumed from collateral currently in deferral, with the exception of the recovery assumptions. The default and recovery assumptions were calculated based on the detailed collateral review. The discount rate assumption used in the calculation of the present value of cash flows is based on the discount margin (i.e., credit spread) at the time each security was purchased using the original purchase price. The discount margin is then added to the appropriate 3-month LIBOR forward rate obtained from the forward LIBOR curve.

At December 31, 2010, three of the trust preferred securities with a cost basis of $3,900,000 have been placed in “payment in kind” status.  The Bancorp’s securities that are classified as “payment in kind” are a result of not receiving the scheduled quarterly interest payments. For the securities in “payment in kind” status, management anticipates to receive the unpaid contractual interest payments from the issuer, because of the self correcting cash flow waterfall provisions within the structure of the securities. When a tranche senior to the Bancorp’s position fails the coverage test, the Bancorp’s interest cash flows are paid to the senior tranche and recorded as a reduction of principal. The coverage test represents an over collateralization target by stating the balance of the performing collateral as a percentage of the balance of the Bancorp’s tranche, plus the balance of all senior tranches. The principal reduction in the senior tranche continues until the appropriate coverage test is passed. As a result of the principal reduction in the senior tranche, more cash is available for future payments to the Bancorp’s tranche. Consistent with the Investments – Debt and Equity Securities Topic, management considered the failure of the issuer of the security to make scheduled interest payments in determining whether a credit loss existed. Management will not capitalize the “payment in kind” interest payments to the book value of the securities and will keep these securities in non-accrual status until the quarterly interest payments resume.

Assets and Liabilities Measured on a Recurring Basis

Assets and liabilities measured at fair value on a recurring basis are summarized below:

	(Dollars in thousands)
	Estimated Fair Value Measurements at December 31, 2010 Using
		Quoted Prices in	Significant	Significant
		Active Markets for	Other	Unobservable
	December 31,	Identical Assets	Observable Inputs	Inputs
	2010	(Level 1)	(Level 2)	(Level 3)
Assets:
Available-for-sale debt securities U.S. government sponsored entities	$4,169	$–	$4,169	$–
CMO and residential mortgage-backed securities	97,142	–	97,142	–
Municipal securities	39,365	–	39,365	–
Collateralized debt obligations	1,379	–	–	1,379
Total available-for-sale debt securities	$142,055	$–	$140,676	$1,379

	(Dollars in thousands)
	Estimated Fair Value Measurements at December 31, 2009 Using
		Quoted Prices in	Significant	Significant
		Active Markets for	Other	Unobserbable
	December 31,	Identical Assets	Observable Inputs	Inputs
	2009	(Level 1)	(Level 2)	(Level 3)
Assets:
Available-for-sale debt securities U.S. government sponsored entities	$2,045	$–	$2,045	$–
CMO and residential mortgage-backed securities	85,808	–	85,808
Municipal securities	35,573	–	35,573	–
Collateralized debt obligations	1,350	–	–	1,350
Total available-for-sale debt securities	$124,776	$–	$123,426	$1,350

Reconciliation of available for sale securities, which require significant adjustment based on unobservable data, are presented below:

(Dollars in thousands)
Estimated Fair Value
Measurements Using Significant
Unobservable Inputs
(Level 3)
Available-for-sale securities
Total realized/unrealized losses, January 1, 2009	$1,003
Included in earnings	(136)
Included in other comprehensive income	33
Transfers in and/or out of Level 3	450
Ending balance - December 31, 2009	1,350

Total realized/unrealized losses
Included in earnings	(128)
Included in other comprehensive income	157
Transfers in and/or out of Level 3	–
Ending balance - December 31, 2010	$1,379

Assets and Liabilities Measured on a Non-Recurring Basis

Assets and liabilities measured at fair value on a non-recurring basis are summarized below:

(Dollars in thousands)
Estimated Fair Value Measurements at December 31, 2010 Using
		Quoted Prices	Significant
		in Active	Other	Significant
		Markets for	Observable	Unobservable
	December 31,	Identical Assets	Inputs	Inputs
	2010	(Level 1)	(Level 2)	(Level 3)
Assets:
Impaired loans	$22,419	$–	$–	$22,419
Foreclosed real estate	2,920	–	–	2,920

(Dollars in thousands)
Estimated Fair Value Measurements at December 31, 2009 Using
		Quoted Prices	Significant
		in Active	Other	Significant
		Markets for	Observable	Unobservable
	December 31,	Identical Assets	Inputs	Inputs
	2009	(Level 1)	(Level 2)	(Level 3)
Assets:
Impaired loans	$11,933	$–	$–	$11,933
Foreclosed real estate	3,738	–	–	3,738

The fair value of impaired loans with specific allocations of the allowance for loan losses or loans on which charge-offs have been taken is generally based on recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Impaired loans, which are measured for impairment using the fair value of the collateral for collateral dependent loans, had a fair value of $19,100,000, with a valuation allowance of $2,794,000, resulting in additional provision for the year of $2,400,000. Fair value is determined, where possible, using market prices derived from an appraisal or evaluation, which are considered to be Level 2. However, certain assumptions and unobservable inputs are used many times by the appraiser, therefore, qualifying the assets as Level 3 in the fair value hierarchy. The fair value of foreclosed real estate is similarly determined by using the results of recent real estate appraisals.

The following table shows fair values and the related carrying values of financial instruments as of the dates indicated. Items that are not financial instruments are not included.

	(Dollars in thousands)
	December 31, 2010
	Carrying	Estimated
	Value	Fair Value
Financial assets
Cash and cash equivalents	$10,938	$10,938
Securities available-for-sale	142,055	142,055
Securities held-to-maturity	18,397	19,038
Loans held-for-sale	422	428
Loans receivable, net	409,112	472,307
Federal Home Loan Bank stock	3,381	3,381
Accrued interest receivable	2,591	2,591

Financial liabilities
Demand and savings deposits	321,825	321,825
Certificates of deposit	198,446	198,799
Repurchase agreements	16,074	14,544
Borrowed funds	32,544	32,983
Accrued interest payable	81	81

	(Dollars in thousands)
	December 31, 2009
	Carrying	Estimated
	Value	Fair Value
Financial assets
Cash and cash equivalents	$13,222	$13,222
Securities available-for-sale	124,776	124,776
Securities held-to-maturity	19,557	20,303
Loans held-for-sale	1,025	1,025
Loans receivable, net	452,131	498,005
Federal Home Loan Bank stock	3,650	3,650
Accrued interest receivable	2,878	2,878

Financial liabilities
Demand and savings deposits	313,669	313,669
Certificates of deposit	226,858	227,672
Repurchase agreements	15,893	15,525
Borrowed funds	47,129	38,932
Accrued interest payable	150	150

For purposes of the above disclosures of estimated fair value, the following assumptions were used as of December 31, 2010 and December 31, 2009. The estimated fair value for cash and cash equivalents, Federal Home Loan Bank stock, demand and savings deposits, and accrued interest receivable and payable are considered to approximate carrying book value. The estimated fair value for loans is based on estimates of the rate the Bancorp would charge for similar such loans at December 31, 2010 and 2009, applied for the time period until estimated repayment. For commercial loans, the fair value includes a liquidity adjustment to reflect current market conditions. The estimated fair value for certificates of deposits are based on estimates of the rate the Bancorp would pay on such deposits at December 31, 2010 and 2009, applied for the time period until maturity. The estimated fair value for borrowed funds is based on current rates for similar financings. The estimated fair value of other financial instruments, and off-balance sheet loan commitments approximate cost and are not considered significant to this presentation.

NOTE 17 - Other Comprehensive Income/(Loss)

Other comprehensive income/(loss) components and related taxes were as follows:

	(Dollars in thousands)
	2010	2009
Net change in net unrealized gains and losses on securities available-for-sale:
Unrealized gains arising during the year	$314	$2,325
Reclassification adjustment for gains included in net income	785	600
Net securities (loss)/gain during the year	(471)	1,725
Tax effect	157	(597)
Net of tax amount	(314)	1,128

Net change in unrecognized gain on post retirement benefit:
Net gain on post retirement benefit	5	6
Amortization of net actuarial gain	(13)	(15)
Net (loss) activity during the year	(8)	(9)
Tax effect	–	–
Net of tax amount	(8)	(9)
Other comprehensive (loss)/income, net of tax	$(322)	$1,119

Accumulated other comprehensive income/(loss) balances, net of tax, were as follows:

	(Dollars in thousands)
	Balance at	Current	Balance at
	December 31,	Period	December 31,
	2009	Change	2010
Unrealized gains (losses) on securities available-for-sale	$(247)	$(314)	$(561)
Unrealized gain (loss) on pension benefits	77	(8)	69
Total	$(170)	$(322)	$(492)

NOTE 18 - Parent Company Only Statements

	(Dollars in thousands)
	NorthWest Indiana Bancorp
	Condensed Balance Sheets
	December 31,
	2010	2009
Assets
Cash on deposit with Peoples Bank	$1,093	$2,691
Investment in Peoples Bank	55,754	52,212
Dividends receivable from Peoples Bank	427	–
Other assets	102	107
Total assets	$57,376	$55,010
Liabilities and stockholders’ equity
Dividends payable	$427	$594
Other liabilities	860	1,338
Total liabilities	1,287	1,932

Common stock	361	361
Additional paid in capital	5,140	5,104
Accumulated other comprehensive income (loss)	(492)	(170)
Retained earnings	52,398	49,312
Treasury stock	(1,318)	(1,529)
Total stockholders’ equity	56,089	53,078
Total liabilities and stockholders’ equity	$57,376	$55,010

	(Dollars in thousands)
	NorthWest Indiana Bancorp
	Condensed Statements
	of Income
	Year Ended December 31,
	2010	2009
Dividends from Peoples Bank	$5,308	$2,813
Operating expenses	201	176
Income before income taxes and equity in undistributed income of Peoples Bank	5,107	2,637
Income tax benefit	(72)	(58)
Income before equity in undistributed income of Peoples Bank	5,179	2,695
Equity/(loss) in undistributed income of Peoples Bank	–	(207)
Net income	$5,179	$2,488

	(Dollars in thousands)
	NorthWest Indiana Bancorp
	Condensed Statements
	of Cash Flows
	Year Ended December 31,
	2010	2009
Cash flows from operating activities:
Net income	$5,179	$2,488
Adjustments to reconcile net income to net cash from operating activities
Equity in undistributed net income of Peoples Bank	(3,864)	207
Stock-based compensation expense	36	40
Change in other assets	(422)	1,123
Change in other liabilities	(478)	224
Total adjustments	4,728	1,594
Net cash from operating activities	451	4,082

Cash flows from investing activities	–	–

Cash flows from financing activities:
Dividends paid	(2,200)	(3,405)
Proceeds from sale of treasury stock	151	141
Proceeds from issuance of common stock	–	6
Net cash used in financing activities	(2,049)	(3,258)
Net change in cash	(1,598)	824
Cash at beginning of year	2,691	1,867
Cash at end of year	$1,093	$2,691

Market Information

The Bancorp’s Common Stock is traded in the over-the-counter market and quoted on the OTC Bulletin Board. The Bancorp’s stock is not actively traded. As of January 31, 2011, the Bancorp had 2,828,977 shares of common stock outstanding and 413 stockholders of record. This does not reflect the number of persons or entities who may hold their stock in nominee or “street” name through brokerage firms. Set forth below are the high and low bid prices during each quarter for the years ended December 31, 2010 and December 31, 2009. The bid prices reflect inter-dealer prices without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. Also set forth is information concerning the dividends declared by the Bancorp during the periods reported. Note 11 to the Financial Statements describes regulatory limits on the Bancorp’s ability to pay dividends.

				Dividends
		Per Share Prices		Declared Per
		High	Low	Common Share
Year Ended
December 31, 2010	1st Quarter	$18.30	$16.50	$0.21
	2nd Quarter	18.00	16.50	0.21
	3rd Quarter	18.00	16.25	0.15
	4th Quarter	16.30	11.30	0.15

Year Ended
December 31, 2009	1st Quarter	$24.00	$16.00	$0.36
	2nd Quarter	20.00	18.25	0.32
	3rd Quarter	20.50	17.00	0.32
	4th Quarter	19.95	17.25	0.21

2010 Board of Directors

Left to right:

David A. Bochnowski, *Director since 1977*
Chairman and Chief Executive Officer of the Bancorp

Lourdes M. Dennison, *Director since 1983*
Executive Coordinator, Asian American Medical Association;
Managing Partner D&T LLC, a real estate investment partnership

Stanley E. Mize, *Director since 1997*
Retired; former President of
Stan Mize Towne & Countree Auto Sales, Inc.

Left to right:

Frank J. Bochnowski, *Director since 1999*
Retired; former Executive Vice President
and Secretary of the Bancorp

James L. Wieser, *Director since 1999*
Attorney with Wieser & Wyllie, LLP

Edward J. Furticella, *Director since 2000*
Former Executive Vice President and CFO of the Bancorp; currently Acting
Administrative Head, Department of Accounting at Purdue University Calumet

Left to right:

Joel Gorelick, *Director since 2000*
President and Chief Administrative Officer of the Bancorp

Kenneth V. Krupinski, *Director since 2003*
Certified Public Accountant and Principal with Swartz Retson, P.C.

Anthony M. Puntillo, D.D.S., M.S.D., *Director since 2004*
Orthodontist, President of Puntillo Orthodontics, P.C.

Left to right:

Donald P. Fesko, *Director since 2005*
Administrator of Community Hospital

Amy W. Han, Ph.D., *Director since 2008*
Director of Clinical Affairs and Clinical Professor of
Psychology at Indiana University
School of Medicine - Northwest

Gloria C. Gray-Weissman, Director Emeritus

Leroy F. Cataldi, P.D., Director Emeritus

Board Committees

Asset, Liability, Liquidity, Capital & Technology Management
James L. Wieser, *Chairman*
Frank J. Bochnowski
Edward J. Furticella
Amy W. Han
Kenneth V. Krupinski
Stanley E. Mize

Compensation & Benefits
Kenneth V. Krupinski, *Chairman*
Donald P. Fesko
Amy W. Han
Stanley E. Mize

Executive
David A. Bochnowski, *Chairman*
Frank J. Bochnowski
Lourdes M. Dennison
Stanley E. Mize
James L. Wieser

Nominating & Corporate Governance
Frank J. Bochnowski, *Chairman*
Donald P. Fesko
Lourdes M. Dennison
Amy W. Han
Kenneth V. Krupinski
Stanley E. Mize
Anthony M. Puntillo

Risk Management
Edward J. Furticella, *Chairman*
Kenneth V. Krupinski
Stanley E. Mize

Wealth Management
Anthony M. Puntillo, *Chairman*
Donald P. Fesko
Lourdes M. Dennison

Corporate Information

Officers of NorthWest Indiana Bancorp and Peoples Bank
David A. Bochnowski
Chairman and Chief Executive Officer
Joel Gorelick
President and Chief Administrative Officer
John J. Diederich
Executive Vice President
Robert T. Lowry
Senior Vice President,
Chief Financial Officer and Treasurer
Leane E. Cerven
Vice President,
General Counsel and Corporate Secretary

Officers of Peoples Bank
Tanya A. Buerger
Senior Vice President,
Chief Operating Officer
Stacy A. Januszewski
Senior Vice President,
Risk Management Group
Terrence M. Quinn
Senior Vice President,
Chief Wealth Management Officer
Todd M. Scheub
Senior Vice President,
Chief Lending Officer

Management Personnel of Peoples Bank Lending Group
• Commercial Lending
Brian E. Rusin
Vice President,
Manager, Commercial Lending
Ronald P. Knestrict
Vice President,
Commercial Loan Officer
J. Daniel Magura
Vice President, Commercial Loan Officer
Daniel W. Moser
Vice President,
Construction & Development Lending
and Portfolio Manager
John J. Breckenridge
Assistant Vice President,
Commercial Loan Officer
Daniel J. Duncan
Assistant Vice President,
Commercial Loan Officer

• Retail Lending
Catherine L. Gonzalez
Vice President, Manager, Retail Lending
Jeremy A. Gorelick
Assistant Vice President,
Residential Loan Officer
Rachel C. Lentz
Assistant Vice President,
Retail Lending Officer
Austin P. Logue
Assistant Vice President,
Residential Loan Officer
Alicia Q. McMahon
Assistant Vice President,
Residential Loan Officer
Nancy L. Weckler
Assistant Vice President,
Loan Underwriting

• Credit Administration
Jane G. Bridgman
Assistant Vice President,
Manager, Credit

• Loan Collections
Thomas Guiden
Manager of Collections

Retail Banking Group
Carla J. Houck
Vice President, Retail Banking Group
Benjamin J. Bochnowski
Vice President, Strategic Initiatives
Meredith L. Bielak
Vice President, Retail Banking Manager
Cynthia S. Miles
Assistant Vice President,
Retail Banking Assistant

• Banking Centers
Marilyn K. Repp
Vice President, Senior Manager,
Crown Point Banking Center
Shannon E. Franko
Vice President, Manager,
Valparaiso Banking Center
Kelly A. Stoming
Vice President,
Manager, St. John Banking Center
Charman F. Williamson
Vice President,
Manager, Merrillville Broadway Banking Center
Michael A. Cronin
Assistant Vice President,
Manager, Dyer Banking Center
Nadia M. Grisolia
Assistant Vice President, Manager,
Gary Banking Center
Margaret M. Haas
Assistant Vice President,
Manager, East Chicago Banking Center
Candice N. Logue
Assistant Vice President,
Manager, Munster Banking Center
Robin L. Lubbinga
Assistant Vice President,
Manager, Schererville Banking Center
Colleen A. Mastalski
Assistant Vice President,
Manager, Merrillville Taft Banking Center
Sandra L. Sigler
Assistant Vice President,
Manager, Woodmar Banking Center
Donna M. Vurva
Assistant Vice President,
Manager, Hobart Banking Center
Jennifer L. Gunning
Assistant Vice President, Assistant Manager,
Broadway Banking Center
Nancy M. Kaczka
Assistant Manager, Munster Banking Center
Sharon Morales
Assistant Banking Center Manager

Wealth Management Group
Stephan A. Ziemba
Vice President,
Senior Wealth Management Officer
Mary T. Ciciora
Vice President, Wealth Management Officer
Randall H. Walker
Vice President, Wealth Management Officer
Joyce M. Barr
Assistant Vice President,
Wealth Management Officer

Operations & Technology Group
• Bank Operations
Mary D. Mulroe
Vice President, Bank Operations

• Deposit Operations
Donna M. Gin
Vice President,
Operations & Technology
Charlotte V. Conn
Assistant Vice President, Deposit Operations

• Information Technology
Matthew S. Manoski
Vice President, Manager,
Information Technology
Jonathan M. Foster
Assistant Vice President,
Information Technology
Kurt M. Miller
Assistant Vice President,
Information Technology

• Loan Operations
Karen M. Sulek
Vice President, Manager, Loan Operations
Bonnie J. Connors
Assistant Vice President, Loan Operations
Antoinette S. Shettles
Assistant Vice President, Loan Operations
Margaret Travis
Assistant Vice President, Loan Operations
Sharon V. Vacendak
Assistant Vice President, Loan Operations

• Systems Delivery
Julie M. Bonnema
Vice President, Manager, Systems Delivery

Brand Learning & Communications Group
• Human Resources
Elizabeth O. Kasenga
Vice President, Manager, Human Resources
Jill M. Knight
Vice President, Training Coordinator
Michelle L. Havens
Assistant Vice President,
Human Resource Generalist

• Marketing
Marilyn Furticella
Vice President, Marketing

Finance & Controls Group
Peymon S. Torabi
Vice President, Controller
Teresa A. Brudd
Assistant Vice President, Assistant Controller
Michaelene M. Smith
Assistant Vice President, Accounting

Risk Management Group
Christine M. Friel
Vice President, Manager, Loan Review
Linda C. Nemeth
Vice President, Internal Auditor
Michael J. Shimala,
Vice President, Compliance & Security Officer
Nicole M. Gullette
Assistant Vice President,
Loan Review Assistant

Other Management Personnel
Laura J. Spicer
Assistant Vice President,
Executive Assistant to the Chairman

ibankpeoples.com

CORPORATE HEADQUARTERS
9204 Columbia Avenue
Munster, Indiana 46321
219/836-4400

Stock Transfer Agent
The Bank acts as the transfer agent for the Bancorp's common stock.

Independent Auditors
Plante & Moran, PLLC
225 W. Washington Street, Suite 2700
Chicago, Illinois 60606-3564

Special Legal Counsel
Barnes & Thornburg LLP
11 S. Meridian Street
Indianapolis, Indiana 46204

Annual Stockholders Meeting
The Annual Meeting of Stockholders of NorthWest Indiana Bancorp will be held at the Peoples Bank Corporate Center at 9204 Columbia Avenue, Munster, Indiana, on April 29, 2011 at 9:00 a.m.

A copy of the Bancorp's Form 10-K, including financial statement schedules as filed with the Securities and Exchange Commission, will be furnished without charge to stockholders as of the record date upon written request to the Corporate Secretary
NorthWest Indiana Bancorp
9204 Columbia Avenue
Munster, Indiana 46321.

NorthWest Indiana
BANCORP

Peoples Bank

SUBSIDIARY OF NORTHWEST INDIANA BANCORP

CROWN POINT, 855 Stillwater Parkway, (219) 662-0220
DYER, 1300 Sheffield Avenue, (219) 322-2530
EAST CHICAGO, 4901 Indianapolis Blvd., (219) 378-1000
GARY, 1801 W. 25th Avenue, (219) 944-0005
HAMMOND, 7120 Indianapolis Blvd., (219) 844-4500
HOBART, 1501 S. Lake Park Avenue, (219) 945-1305
MERRILLVILLE, 7915 Taft Street, (219) 796-9000
8600 Broadway, (219) 685-8600
MUNSTER, 9204 Columbia Avenue, (219) 853-7550
CORPORATE CENTER, (219) 836-4400
LOAN CENTER, (219) 853-7500
WEALTH MANAGEMENT, (219) 853-7080
ST. JOHN, 9903 Wicker Avenue, (219) 365-5400
SCHERERVILLE, 141 W. Lincoln Highway, (219) 865-4300
VALPARAISO, 2905 Calumet Avenue, (219) 462-4100

Member FDIC

LENDER

ibankpeoples.com